NO ACT

PE
1-4-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

March 7, 2012

Craig L. Evans
Stinson Morrison Hecker LLP
cevans@stinson.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-7-12

Re: Sprint Nextel Corporation
Incoming letter dated January 4, 2012

Dear Mr. Evans:

This is in response to your letters dated January 4, 2012 and February 16, 2012 concerning the shareholder proposal submitted to Sprint by Kenneth Steiner. We also have received letters on the proponent's behalf dated January 12, 2012, January 19, 2012, January 25, 2012, February 3, 2012, February 7, 2012, and February 20, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

March 7, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Sprint Nextel Corporation
Incoming letter dated January 4, 2012

The proposal requests that the board amend Sprint's bylaws and specific governing documents "to allow shareowners to make board nominations" under the procedures set forth in the proposal.

There appears to be some basis for your view that Sprint may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. In arriving at this position, we note that the proposal provides that Sprint's proxy materials shall include the director nominees of shareholders who satisfy the "SEC Rule 14a-8(b) eligibility requirements." The proposal, however, does not describe the specific eligibility requirements. In our view, the specific eligibility requirements represent a central aspect of the proposal. While we recognize that some shareholders voting on the proposal may be familiar with the eligibility requirements of rule 14a-8(b), many other shareholders may not be familiar with the requirements and would not be able to determine the requirements based on the language of the proposal. As such, neither shareholders nor Sprint would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Sprint omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Sprint relies.

Sincerely,

Hagen Ganem
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 20, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 Rule 14a-8 Proposal
Sprint Nextel Corporation (S)
Proxy Access
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the January 4, 2012 company request to avoid this rule 14a-8 proposal.

On the heals of the Company 27 page no-action request, they have now produced a 9 page rebuttal. One would think that, if they really believed there were grounds for exclusion of the Proposal, they would explain those grounds clearly and succinctly. The pages and pages of verbiage they have produced, citing numerous possible reasons for exclusion, would lead one to suspect that they don't really have any reason for exclusion, and they are taking a "throw things at the wall to see what sticks" approach to blocking a proposal, not because the proposal is deficient in any way, but because they simply don't like the proposal.

Mostly, this latest 9 pages recapitulates their earlier flawed arguments, which I have already responded to. They try to further obfuscate issues and, in a few cases, to put words in my mouth—what they describe as "Chevedden also makes some critical concessions ... " I would clarify that as: "Chevedden also makes some critical concessions ... not!"

I suppose the easiest way to respond to this latest onslaught is to wade through the letter and respond to the more egregious passages as they come up. Excerpts from the Company's letter will be indented. My responses will not.

> At the time we submitted the Initial Request Letter, it was unclear whether the Proposal was merely requesting an amendment of the Company's bylaws, or should be construed to also be requesting an amendment of the Company's articles of incorporation. As a result, we addressed in the Initial Request Letter the legal issues related to an amendment of the Company's articles of incorporation. Chevedden clarified in the Fourth Response Letter that the Proposal was intended to request an amendment of the Company's bylaws and not the articles, and therefore, you may disregard the discussion addressing this issue in Section 2.A.ii of the Initial Request Letter.

What the Proposal states is "Shareowners ask our board, to the fullest extent permitted by law, to amend our bylaws and governing documents to allow shareowners to make board nominations ..." As a precatory proposal, this clearly leaves it to the board's discretion what specific amendments should be made to the bylaws, articles and/or any other governing documents. In my response, I never said anything to suggest that the "Proposal was intended to request an amendment of the Company's bylaws and not the articles." The Company had presented certain arguments why they could not implement the proposal through amendments to the bylaws and certain other arguments why they could not implement the proposal through amendments to the articles. I explained why both arguments were flawed. It is peculiar that the Company is now explicitly asking Commission staff to "disregard the discussion addressing this issue in Section 2.A.ii" in their initial no-action request.

> We did not conclude that proxy access bylaws are *per se* invalid under Kansas law. Rather, we concluded that the specific bylaw provisions contemplated by the Proposal are invalid under the Kansas General Corporation Code (the "KGCC") and Kansas law because: (1) the provisions go beyond merely specifying procedural aspects of a board's decision-making process by mandating the actual decisions; and (ii) the provisions lack a "fiduciary out" clause.

The Proposal is entirely procedural. The Company is now claiming that the Proposal mandates "actual decisions," but they point to no decisions that are actually being mandated. The proposal is both precatory and procedural. With regard to the Company's suggestion that any proxy access proposal lacking a "fiduciary out" provision is illegal under Kansas law, it is worth noting that proxy access with a "fiduciary out" provision *is not proxy access*. A "fiduciary out" provision would allow the board to ignore shareowner nominations. In effect, it would be no different from the traditional system under which shareowners may propose nominations to the board, who are free to ignore them. Because proxy access with a "fiduciary out" provision is not proxy access, the Company is in fact arguing "that proxy access bylaws are *per se* invalid under Kansas law." They are effectively arguing that every single proxy access proposal that shareowners have submitted to public US corporations for 2012 would be invalid under Kansas law and that even the Commission's vacated Rule 14a-11—which also had no "fiduciary out" provision—would conflict with Kansas law. They can point to nothing in Kansas law to support this conclusion, so they point to Delaware law instead. But we all know proxy access is legal under Delaware law.

> Chevedden cites the Delaware Supreme Court's decision in *CA, Inc. v. AFSCME* Employees Pension Plan, 953 A.2d 227 (Del. 2008) in support of his argument. We agree that Kansas courts would rely on the CA decision for guidance ...

Here is another instance where the Company is trying to put words in my mouth. I did not cite *CA, Inc. v. AFSCME*. The Company did. I discussed the case, not because I believe "Kansas courts would rely on the CA decision for guidance," but only to point out how selective the Company was in quoting from that decision. Given the legislative history following that decision, no one would cite it as a precedent for Delaware corporate law. It is informative that the company could come up with no better precedent to support their flawed arguments than *CA, Inc. v. AFSCME*.

The shareowner proposal at issue in *CA, Inc. v. AFSCME* was not a proxy access proposal. My Proposal is. Furthermore, the proposal in *CA, Inc. v. AFSCME* mandated a specific bylaws change. My proposal is precatory. It makes no mandate whatsoever. For these reasons alone, it is impossible to argue that any particular conclusion from *CA, Inc. v. AFSCME* should apply to my Proposal.

> In the Fourth Proponent Letter, Chevedden acknowledges the examples in which provisions of the Proposal could potentially cause the Company's board to violate their fiduciary duties.

No I did not.

At this point in their letter, the Company goes on for quite a number of paragraphs reiterating their contention, in one fashion or another, that they believe that Kansas courts would hold proxy access contrary to that state's laws—or that they would hold proxy access in the absence of a "fiduciary out" clause counter to Kansas law, which amounts to the same thing. My above responses fully address these further, redundant arguments.

Next, the Company returns to their earlier argument that they "may exclude the Proposal in reliance on Rule 14a-8(i)(3) because it is impermissibly vague and indefinite ..." They state:

> As discussed in the Initial Request Letter, the Proposal is vague because it relies on Rule 14a- 8(b) as an external standard establishing eligibility for shareholders to nominate directors under the Proposal, but fails to describe the substantive provisions of the standard. In the Fifth Proponent Letter, Chevedden asserts that the Initial Request Letter "implies SEC staff adopted a standard that proposals cannot cite 'external guidelines' or, if they do, they must 'describe the substantive provisions of the standard." The Initial Request Letter did not state, nor imply, that the Staff has adopted any such standard. Rather, the Initial Request Letter sets forth precedent in which the Staff has previously permitted the exclusion of shareholder proposals that – just like the Proposal – impose a standard by reference to a particular set of guidelines when the proposal and supporting statement failed sufficiently to describe the substantive provisions of the external guidelines. The Staff's past action in this regard is consistent with the requirement that shareholders should be able to make an informed decision on the merits of a proposal. Despite the central role Rule 14a-8(b) would play in implementing the Proposal, because the Proposal fails to define or describe the specific provisions of Rule 14a-8(b), shareholders have no guidance from the Proposal as to which shareholders would be eligible to use the proxy access regime proposed in the Proposal.

I addressed the Company's irrelevant precedents already. Please see my earlier response. The Company is attempting to replace the "impermissibly vague and indefinite" standard for exclusion under Rule 14a-8(i)(3) with a "convenience" standard. They are essentially arguing that the Proposal should be excluded because it would be inconvenient for any shareowner to open a web browser and Google "Rule 14a-8". As I mentioned in my earlier response, Rule 14a-8 is written in a conversational "question and answer" format designed explicitly to be accessible to laymen. Maybe the Company feels that using the Internet is an inconvenience, but that does not render the Proposal impermissibly vague and indefinite so as to be misleading.

> Chevedden next addresses the vagueness of Section 1(b) of the Proposal with respect to the number of shareholders that must meet the eligibility requirements to nominate directors. Section 1(b) provides that the company must include the director nominees of"[a]ny party of shareowners whom one hundred or more satisfy SEC Rule 14a-8(b) eligibility requirements." The provision is vague with respect to whether ***each*** shareholder in a nominating group must individually satisfy the Rule 14a-8(b) eligibility requirements *(i.e.*, the shareholder group would need have held for one year at least $200,000 in market value of the Company's outstanding common stock) or the shareholders in a nominating group must *collectively* satisfy the Rule 14a-8(b) eligibility requirements *(i.e.*, the shareholder group would need to have collectively held for one year at least $2,000 in market value of the Company's outstanding common stock). ... With respect to his argument that the latter interpretation is absurd, we respectfully

> submit that absurdity is a relative concept. In our view, it is certainly not absurd that a shareholder could interpret the former interpretation as being the requirement imposed under the Proposal. Certainly, the Commission would not find the interpretation to be absurd. In a release adopting amendments to Rule 14a-8, the Commission stated that a group of co-proponents may aggregate their holdings for purposes of determining eligibility under Rule 14a-8, suggesting that the latter interpretation is in fact a reasonable interpretation. *See*
> Exchange Act Release No. 20091 (Aug. 16, 1983), at *n.5.*

The Company's latest argument relies on an Exchange Act release from 1983. Here are four reasons this argument is flawed:

1. Rule 14a-8 is a different rule today than it was in 1983.

2. There has been thirty years of inflation since 1983, so what would constitute a trivial dollar amount of share holdings today might not have done so back then.

3. If the Commission envisioned shareowners pooling their holdings back in 1983, one can reasonably assume the Commission envisioned maybe two or three shareowners doing so, not a hundred of them.

4. Even if the Commission might have envisioned such a bizarre circumstance as 100 investors, each holding one share in a company and pooling those holdings to satisfy eligibility requirements under Rule 14a-8 back in 1983, the notion that such behavior would be mandated as a part of proxy access is absurd.

The Company goes on to re-argue their claim that the Proposal may be excluded for relating to matters of ordinary business under 14a-8(i)(7) because it clarifies the definition of "change in control" under proxy access, and the Company may some day have to use that definition in the course of ordinary business. Suffice it to say that the definition of "change in control" is a substantive policy matter of profound concern to shareowners. Whether or not the Company chooses to include "change in control" provisions in future contracts is a separate matter that the Proposal does not address and does not impact. I have already addressed the Company's arguments in my earlier response. Their latest letter says nothing new on this matter.

> Finally, Chevedden claims in the Fifth Proponent Letter that the purpose of Section 6 of the Proposal is to avoid shareholder confusion and uncertainty with respect to whether shareowners nominating under the proxy access mechanism in the Proposal, or voting for proxy access nominees, "might inadvertently trigger a poison pill or other expensive change-in-control provision." Chevedden fails to acknowledge that this purpose could have been easily achieved by modifying the other provisions of the Proposal, as opposed to including a provision in the Proposal that implicates fundamental business matters in such a way as to subject the entire Proposal to exclusion under Rule 14a-8(i)(7). For instance, the Proposal could have simply limited the number of proxy access nominees allowed in any given year to avoid the change of control issues described above.

I obviously disagree with the Company's assertion that item 6 of the Proposal "implicates fundamental business matters in such a way as to subject the entire Proposal to exclusion under Rule 14a-8(i)(7)." They don't attempt to develop this invalid claim into any cogent argument, so there is nothing for me to respond to. Rather, the Company goes on to explain how they might have drafted the Proposal if they were me. The Company appears to be arguing that a proposal is excludable under Rule 14a-8 if they can identify ways in which they would have written it differently. Rule 14a-8 provides no such grounds for exclusion.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Timothy O'Grady <timothy.ogrady@sprint.com>

[S: Rule 14a-8 Proposal, November 28, 2011]

3* – Proxy Access

Whereas, Most long-term shareowners have no reasonable means to make board nominations, this is a standard "proxy access" proposal, as described in http://proxyexchange.org/standard_003.pdf. GMI rated our Company "C" due to executive pay concerns. Base pay for our CEO exceeded the tax deductibility limit. Incentive pay for executives depended too much on short-term growth. Options given our CEO and CFO can reward a rising market, rather than performance. A potential payment of $15 million to our CEO "is not aligned with shareholder interests." Our stock price declined 40% in the year ending 11/23/2011.

Resolved, Shareowners ask our board, to the fullest extent permitted by law, to amend our bylaws and governing documents to allow shareowners to make board nominations as follows:

1. The Company proxy statement, form of proxy, and voting instruction forms, shall include nominees of:
    a. Any party of one or more shareowners that has held continuously, for two years, one percent of the Company's securities eligible to vote for the election of directors, and/or
    b. Any party of shareowners of whom one hundred or more satisfy SEC Rule 14a-8(b) eligibility requirements.

2. Any such party may make one nomination or, if greater, a number of nominations equal to twelve percent of the current number of board members, rounding down.

3. For any board election, no shareowner may be a member of more than one such nominating party. Board members, named executives under Regulation S-K, and Rule 13d filers seeking a change in control, may not be a member of any such party.

4. All members of any party satisfying item 1(a), and at least one hundred members of any party satisfying item 1(b) who meet Rule 14a-8(b) eligibility requirements, must affirm in writing that they are not aware, and have no reason to suspect, that any member of their party has an explicit or implicit, direct or indirect, agreement or understanding either to nominate or regarding the nature of any nomination, with anyone not a member of their party.

5. All board candidates and members originally nominated under these provisions shall be afforded fair treatment, equivalent to that of the board's nominees. Nominees may include in the proxy statement a 500 word supporting statement. All board candidates shall be presented together, alphabetically by last name.

6. Any election resulting in a majority of board seats being filled by individuals nominated by the board and/or by parties nominating under these provisions shall be considered to not be a change in control by the Company, its board and officers.

7. Each proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and nominees under federal law, state law and company bylaws.

Also we gave 78%-support in 2011 for simple majority voting and our management had not moved for adoption. Encourage our board to implement this proposal: Adopt Proxy Access; Vote – Yes on 3*.

Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

*Number to be assigned by the company.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including the following (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005). (Does this refer to a no-action letter?)

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

STINSON MORRISON HECKER LLP

Craig L. Evans
816.691.3186 DIRECT
816.412.1129 DIRECT FAX
cevans@stinson.com

February 16, 2012

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Sprint Nextel Corporation
Shareholder Proposal of Kenneth Steiner
Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter concerns the request dated January 4, 2011 (the "Initial Request Letter") that we submitted on behalf of Sprint Nextel Corporation, a Kansas corporation (the "Company"), seeking confirmation that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended, the Company omits the shareholder proposal and supporting statement (the "Proposal") submitted by Kenneth Steiner (the "Proponent") from the Company's proxy materials for its 2012 Annual Meeting of Shareholders (the "2012 Proxy Materials"). The Proponent's representative, John Chevedden ("Chevedden"), subsequently submitted five letters to the Staff asserting his view that the Proposal is required to be included in the 2012 Proxy Materials, each dated as follows (collectively, the "Proponent Letters"): January 12, 2012; January 19, 2012; January 25, 2012; February 3, 2012 (the "Fourth Proponent Letter"); and February 7, 2012 (the "Fifth Proponent Letter").

We submit this letter on behalf of the Company to supplement the Initial Request Letter and respond to some of the assertions made by Chevedden. The Company also renews its request for confirmation that the Staff will not recommend enforcement action to the Commission if the Company omits the Proposal from its 2012 Proxy Materials.

We have concurrently sent copies of this correspondence to the Proponent.

General

The Company continues to believe, for the reasons set forth in the Initial Request Letter, that it may properly omit the Proposal from its 2012 Proxy Materials. In the Proponent Letters, Chevedden makes a number of arguments as to why the Proposal is required to be included in the Company's 2012 Proxy Materials. Some of these arguments are simply incorrect while others evidence a misunderstanding of the application of Kansas law. Chevedden also makes some critical concessions in the Proponent Letters. The Company has asked us to submit this letter to address some of the arguments raised by Chevedden and highlight some of his concessions. In respect of the Staff's time and resources, we do not intend to restate the Company's position in full as set forth in the Initial Request Letter, nor do we intend to respond to every argument raised by Chevedden in the Proponent Letters. To the extent this letter does not address an argument raised by Chevedden, we refer the Staff to the Initial Request Letter, the full content of which is incorporated herein by reference.

Response

At the time we submitted the Initial Request Letter, it was unclear whether the Proposal was merely requesting an amendment of the Company's bylaws, or should be construed to also be requesting an amendment of the Company's articles of incorporation. As a result, we addressed in the Initial Request Letter the legal issues related to an amendment of the Company's articles of incorporation. Chevedden clarified in the Fourth Response Letter that the Proposal was intended to request an amendment of the Company's bylaws and not the articles, and therefore, you may disregard the discussion addressing this issue in Section 2.A.ii of the Initial Request Letter.[1]

The Company continues to believe that it may exclude the Proposal in reliance on Rules 14a-8(i)(2) and 14a-8(i)(1) because it would, if implemented, cause the Company to violate Kansas law and the Proposal is not a proper subject for action by the Company shareholders under Kansas law. We have acted as special counsel to the Company on matters of Kansas law. Pursuant to Rule 14a-8(j)(2)(iii), we included in the Initial Request Letter our opinion regarding Kansas law in support of the Company's request for exclusion of the Proposal under Rules 14a-8(i)(2) and 14a-8(i)(1). In the Fourth Proponent Letter, Chevedden raises certain legal arguments regarding matters covered by our opinion, but fails to cite any Kansas authority or provide an opinion of Kansas counsel in support of his legal arguments. Moreover, in our opinion, some of the legal arguments raised by Chevedden include inaccurate conclusions regarding Kansas law. We will briefly address some of these legal arguments below to correct such inaccuracies and, in connection therewith, we reaffirm our opinions set forth in the Initial Request Letter.

---

[1] The fact that Chevedden needs this clarification further proves the extent to which the Proposal is vague and indefinite, thus warranting exclusion under Rule 14a-8(i)(3) as discussed elsewhere in this letter and in the Initial Request Letter.

As discussed in the Initial Request Letter, the provisions contemplated by the Proposal may not be validly included in the Company's bylaws. In the Fourth Proponent Letter, Chevedden argues that this conclusion is invalid because a bylaw provision providing for proxy access is, and always has been, legal under Kansas law. In this regard, Chevedden's simplistic argument mischaracterizes the conclusions reached in our opinion. We did not conclude that proxy access bylaws are *per se* invalid under Kansas law. Rather, we concluded that the specific bylaw provisions contemplated by the Proposal are invalid under the Kansas General Corporation Code (the "KGCC") and Kansas law because: (i) the provisions go beyond merely specifying procedural aspects of a board's decision-making process by mandating the actual decisions; and (ii) the provisions lack a "fiduciary out" clause.

In reaching this conclusion, we first analyzed the extent to which the broad management powers and authority of a Kansas corporation's board of directors provided under Section 17-6301(a) of the KGCC may be circumscribed by a proposed amendment to a corporation's bylaws. We concluded that the bylaw provisions contemplated by the Proposal would invalidly exceed the scope permitted by Section 17-6009(b) because the provisions would go beyond specifying procedural aspects of the board's decision-making process and, instead, remove certain substantive business decisions from the board's statutorily-granted powers.

Chevedden cites the Delaware Supreme Court's decision in *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227 (Del. 2008) in support of his argument. We agree that Kansas courts would rely on the *CA* decision for guidance in interpreting the relationship between KGCC Sections 17-6301(a) and 17-6009(b) as the *CA* Court analyzed corresponding Sections 141(a) and 109(b) of the Delaware General Corporation Law (the "DGCL"), which are substantively identical to KGCC Sections 17-6301(a) and 17-6009(b). As we discussed in the Initial Request Letter, it is well settled that Kansas courts will rely on Delaware court decisions in interpreting the KGCC because the KGCC has been patterned after, and in most cases contains identical provisions of, the DGCL.

We disagree, however, with Chevedden's claim that Kansas courts would interpret the *CA* decision as broadly holding that, prior to the enactment of DGCL Section 211 (the implications of which are discussed below), all shareholder proxy access bylaws were valid under the then-existing provisions of the DGCL. In order to reach such a conclusion, a Kansas court would need to disregard the analysis underlying the *CA* decision. Chevedden's interpretation of the *CA* decision relies entirely on one passage from the decision, which is taken out of context, and fails to account for both questions analyzed by the *CA* Court.

As discussed in the Initial Request Letter, the *CA* Court analyzed two questions with respect to the shareholder bylaw proposal at issue in that decision: (i) if the bylaw was a proper subject matter for action by shareholders as a matter of Delaware law; and (ii) would the bylaw, if adopted, cause the corporation to violate Delaware law. The passage from the *CA* decision Chevedden cites in the Fourth Proponent Letter comes from the *CA* Court's analysis of the first question, which we analyze extensively in our opinion in part 2.B of the Initial Request Letter. The key element in the *CA* Court's analysis of the first question was whether the bylaw in question went beyond merely specifying procedural aspects of a board's decision-making process by mandating the actual decisions. Specifically, the *CA* Court stated:

> The process-creating function of bylaws provides a starting point to address the Bylaw at issue. It enables us to frame the issue in terms of whether the Bylaw is one that establishes or regulates a process for substantive director decision-making, or one that mandates the decision itself. *Id.* at 235.

The first sentence of the passage cited by Chevedden provides obvious support that the procedural aspect of the bylaw was the critical element of the analysis.[2] The discussion in the passage regarding director elections related to the *CA* Court's analysis of the bylaw in "light of its context and purpose." *Id.* at 237. The *CA* Court merely cited well-established Delaware law that shareholders have a legitimate interest in the process for electing directors. However, this legitimate interest does not, by itself, obviate the need for a bylaw to otherwise comply with law (*i.e.*, the bylaw may regulate the process of the board's decision-making, but cannot mandate board's decisions). If the *CA* Court held otherwise, the Court would not have devoted so much of its analysis in determining whether the bylaw in question went beyond regulating the board's decision-making process.

The *CA* Court ultimately held that the bylaw in question merely regulated the process of the board's decision-making and therefore did not "facially violate" any provision of the DGCL. *Id.* at 238. As a result, the *CA* Court held that the bylaw was a proper subject matter for action by shareholders as a matter of Delaware law. In contrast to that bylaw, however, the bylaw provisions contemplated by the Proposal would go well beyond merely regulating the process of the board's decision-making process and, instead, remove certain substantive business decisions from the board's statutorily-granted powers. Accordingly, the Proposal would "facially violate" provisions of the KGCC the result of which, as further discussed in part 2.B of the Initial Request Letter, means that the Proposal is not a proper subject matter for shareholders.

In addition to the facial violation of the KGCC, the Proposal would still be invalid under Kansas law because, if adopted, it could require the Company's board of directors to violate their fiduciary duties derived from Section 17-6301(a) of the KGCC. In addressing the second question regarding the validity of the shareholder bylaw under Section 141(a), the *CA* Court held that the bylaw, if implemented, would cause the corporation to violate Delaware law because the bylaw lacked a "fiduciary out" clause to allow the corporation's board of directors to properly exercise their fiduciary duties. The Proposal similarly lacks a "fiduciary out" clause and, as discussed in part 2.A.i. of the Initial Request Letter, therefore would violate Kansas law. Our discussion in the Initial Request Letter sets forth numerous examples of how the Proposal could potentially cause the Company's board to violate their fiduciary duties, each of which is consistent with the *CA* Court's analysis.

[2] The first sentence of the passage is from page 235 of the *CA* decision and is as follows: "It is well-established Delaware law that a proper function of bylaws is not to mandate how the board should decide specific substantive business decisions, but rather, to define the process and procedures by which those decisions are made."

In the Fourth Proponent Letter, Chevedden acknowledges the examples in which provisions of the Proposal could potentially cause the Company's board to violate their fiduciary duties. He then dismisses the precedential value of the *CA* decision for purposes of Kansas law by stating that DGCL Section 112 was adopted to merely "clarify" that a proxy access bylaw provision always has been legal under Delaware law, and by extension, Kansas law, citing as authority a passage from a Commission release. With all due respect to the Commission, we are unable to find any authority supporting Chevedden's apparent view that Kansas courts would apply precedential value when interpreting the KGCC to the Commission's commentary on Delaware law. Furthermore, Chevedden again mischaracterizes the conclusions reached in our opinion. We did not conclude that proxy access bylaws are *per se* invalid under Kansas law. Chevedden also over-emphasizes the relevance of DGCL Section 112 to a Kansas court's analysis of the Proposal.

As discussed above and in the Initial Request Letter, Kansas courts will rely on Delaware court decisions in interpreting the KGCC because the KGCC has been modeled after the DGCL. A Kansas court would find the *CA* decision particularly persuasive for purposes of statutory construction analysis given that KGCC Sections 17-6301(a) and 17-6009(b) are substantively identical to DGCL Sections 141(a) and 109(b). However, a Kansas court would be limited to analyzing the validity of the bylaw provisions contemplated by the Proposal based upon the KGCC as presently in effect, just as the *CA* Court was limited in analyzing the bylaw in that case based upon the DGCL as in effect at the time of the Court's decision. As the *CA* Court noted at the conclusion of its decision:

> In arriving at this conclusion, we express no view on whether the Bylaw as currently drafted, would create a better governance scheme from a policy standpoint. We decide only what is, and is not, legally permitted under the DGCL. That statute, as currently drafted, is the expression of policy as decreed by the Delaware legislature. *Id.* at 240.

Subsequent to the *CA* decision, the Delaware legislature approved adding a new Section 112 to the DGCL authorizing Delaware corporations to adopt bylaws granting shareholders proxy access for the purpose of nominating directors. Chevedden argues that the Delaware legislature adopted Section 112 in light of the *CA* decision to clarify that proxy access has always been legal under Delaware law. He provides no precedential authority for his proposition, and it is not clear whether, or to what extent, the Delaware legislature intended Section 112 to address the issues raised by the *CA* Court. Nevertheless, Chevedden's argument on this point is irrelevant to the analysis as to whether the bylaw provisions contemplated by the Proposal are valid under Kansas law. The most important aspect of the *CA* decision is that the *CA* Court analyzed the validity of a shareholder bylaw proposal under the DGCL as it existed prior to the enactment of Section 112, which is substantially the same statutory scheme of the KGCL as it exists presently – the Kansas legislature has not adopted any amendment to the KGCC similar to DGCL Section 112. The Kansas legislature's inaction and the Kansas courts' history of reliance on the decisions of Delaware courts for guidance strongly support the conclusion that the *CA* decision has continuing precedential value for Kansas courts.

The Company also continues to believe that it may exclude the Proposal in reliance on Rule 14a-8(i)(3) because it is impermissibly vague and indefinite so as to be inherently misleading. As discussed in the Initial Request Letter, the Proposal is vague because it relies on Rule 14a-8(b) as an external standard establishing eligibility for shareholders to nominate directors under the Proposal, but fails to describe the substantive provisions of the standard. In the Fifth Proponent Letter, Chevedden asserts that the Initial Request Letter "implies SEC staff adopted a standard that proposals cannot cite 'external guidelines' or, if they do, they must 'describe the substantive provisions of the standard.'" The Initial Request Letter did not state, nor imply, that the Staff has adopted any such standard. Rather, the Initial Request Letter sets forth precedent in which the Staff has previously permitted the exclusion of shareholder proposals that – just like the Proposal – impose a standard by reference to a particular set of guidelines when the proposal and supporting statement failed sufficiently to describe the substantive provisions of the external guidelines. The Staff's past action in this regard is consistent with the requirement that shareholders should be able to make an informed decision on the merits of a proposal. Despite the central role Rule 14a-8(b) would play in implementing the Proposal, because the Proposal fails to define or describe the specific provisions of Rule 14a-8(b), shareholders have no guidance from the Proposal as to which shareholders would be eligible to use the proxy access regime proposed in the Proposal.

Chevedden declines to provide substantive arguments as to why the instant case is distinguishable from the cited precedent, but rather focuses on the fact that Rule 14a-8 is "designed to be accessible to the layperson," and is easily accessible on the Internet via a Google search. Chevedden further states that the "thrust of the Rule 14a-8(b) eligibility requirements is simple." In this regard, Chevedden seems to assume that all shareholders are as versed in the intricacies of the Rule 14a-8(b) requirement as he claims to be, or that proxy disclosure can be omitted as long as such information is readily available via a Google search. Moreover, Chevedden's position on this point is also in contradiction with the terms of the Proposal. Section 7 of the Proposal acknowledges the complexity of Rule 14a-8(b) ownership standards, as the Proposal ironically would hold the Company to a standard that the Proposal itself does not satisfy, as Section 7 would mandate that, once the Proposal is implemented, the Company's proxy statement "include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and nominees under federal law, state law and company bylaws."

Chevedden next addresses the vagueness of Section 1(b) of the Proposal with respect to the number of shareholders that must meet the eligibility requirements to nominate directors. Section 1(b) provides that the company must include the director nominees of "[a]ny party of shareowners whom one hundred or more satisfy SEC Rule 14a-8(b) eligibility requirements." The provision is vague with respect to whether *each* shareholder in a nominating group must individually satisfy the Rule 14a-8(b) eligibility requirements (*i.e.*, the shareholder group would need have held for one year at least $200,000 in market value of the Company's outstanding common stock) or the shareholders in a nominating group must *collectively* satisfy the Rule 14a-8(b) eligibility requirements (*i.e.*, the shareholder group would need to have collectively held for one year at least $2,000 in market value of the Company's outstanding common stock).

Chevedden states that the "intention is clear" that the former interpretation is the intended requirement under the Proposal. In support of this position, Chevedden argues that "[a] proposal is not ambiguous if it is subject to two interpretations, but one of those interpretations is absurd." As a preliminary matter, Chevedden essentially concedes that Section 1(b) is subject to at least two interpretations, which alone should support that the argument is vague under Rule 14a-8((i)(3).[3] With respect to his argument that the latter interpretation is absurd, we respectfully submit that absurdity is a relative concept. In our view, it is certainly not absurd that a shareholder could interpret the former interpretation as being the requirement imposed under the Proposal. Certainly, the Commission would not find the interpretation to be absurd. In a release adopting amendments to Rule 14a-8, the Commission stated that a group of co-proponents may aggregate their holdings for purposes of determining eligibility under Rule 14a-8, suggesting that the latter interpretation is in fact a reasonable interpretation. *See* Exchange Act Release No. 20091 (Aug. 16, 1983), at n.5.

The Company also continues to believe that it may exclude the Proposal in reliance on Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations. The Proposal seeks to amend the Company's "bylaws and governing documents" to prevent the Company from agreeing that a "change of control" includes an election of directors that results in a majority of the Company's board consisting of directors nominated by shareholders and elected through the Proposal's proxy access mechanism. As discussed in the Initial Request Letter, this broad prohibition, which is contained in Section 6 of the Proposal, would implicate ordinary business matters that are so fundamental to management's ability to run the Company on a day-to-day basis, that such matters cannot effectively be subject to shareholder oversight. In the Fifth Proponent Letter, Chevedden misconstrues the Company's position, but most importantly, he concedes that the Proposal would indeed have the effect of limiting the Company's ability to enter into future arrangements that arise in the ordinary course of business, and thus excludable under Rule 14a-8(i)(7).

Chevedden first misconstrues the Company's position by stating:

> Our Company appears to think that if a proposal relates to a significant policy issue, but implementing the proposal requires actions that might otherwise be considered ordinary business, then that is sufficient grounds for exclusion. This is nonsense. Suppose a proposal requested the board to conduct a study on some important governance issue, the corporation should not be allowed to exclude that proposal under Rule 14a-8(i)(7) on the grounds that preparing the study might require staffers to work some overtime, a *routine* employment matter. (Emphasis added.)

The Company's position is not that a proposal relating to a significant policy issue is excludable under Rule 14a-8(i)(7) merely for implicating a "routine" ordinary business matter.

---

[3] We also note that Chevedden concedes that Section 5 of the Proposal is also subject to multiple interpretations. Contrary to Chevedden's claim, the Initial Request Letter also sets forth multiple interpretations of Section 6 of the Proposal.

Such a position would be inconsistent with the underlying policy of the ordinary business exclusion in Rule 14a-8(i)(7) as set forth in the Commission guidance cited in the Initial Request Letter. *See* Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release")). Rather, the Company's position, which is consistent with the Commission's guidance in the 1998 Release, is that a proposal relating to a significant policy issue is excludable under Rule 14a-8(i)(7) if it implicates ordinary business matters that are "fundamental to management's ability to run a company on a day-to-day basis." The Company's position is not only consistent with the Commission's guidance in the 1998 Release, but it is also consistent with the Staff precedent cited in the Initial Request Letter. Contrary to Chevedden's assertion in the Fifth Proponent Letter, such Staff precedent includes circumstances in which the Staff allowed the exclusion of proposals primarily addressing policy issues but otherwise implicating fundamental business matters. *See, e.g., Niagara Mohawk Holdings, Inc.* (avail. Jan. 3, 2001); *Union Pacific Corp.* (avail. Feb. 25, 2008).

In the Fifth Proponent Letter, Chevedden next claims that the Company failed to identify "a single matter of ordinary business that would be impacted by the proposal," and further claims that the Proposal would not limit the Company's "ability to include routine change-in-control provisions in any ordinary business dealings." The Initial Request Letter went beyond simply citing hypothetical scenarios under which matters of ordinary business would be implicated by the Proposal. Instead, the Initial Request Letter provided examples of actual, routine change of control provisions presently contained in certain of the Company's financing and equity plan arrangements that would be implicated by the Proposal. In addition, the Initial Request Letter also explained how the Proposal would restrict the Company's ability to agree to routine change of control definitions in a wide variety of ordinary business dealings, including in the terms of financing agreements, customer and supplier contracts, joint ventures, equity incentive plans and various other compensatory arrangements, as well as prevent the Company from issuing additional equity awards under existing equity plans. Most importantly, Chevedden concedes that the Proposal would limit the Company's ability to enter into future arrangements containing such routine definitions by stating that the Proposal "clarifies what should constitute a 'routine change-in-control' provision moving forward."

Finally, Chevedden claims in the Fifth Proponent Letter that the purpose of Section 6 of the Proposal is to avoid shareholder confusion and uncertainty with respect to whether shareholders nominating under the proxy access mechanism in the Proposal, or voting for proxy access nominees, "might inadvertently trigger a poison pill or other expensive change-in-control provision." Chevedden fails to acknowledge that this purpose could have been easily achieved by modifying the other provisions of the Proposal, as opposed to including a provision in the Proposal that implicates fundamental business matters in such a way as to subject the entire Proposal to exclusion under Rule 14a-8(i)(7). For instance, the Proposal could have simply limited the number of proxy access nominees allowed in any given year to avoid the change of control issues described above.

Conclusion

Based upon the foregoing reasons, and those set forth in the Initial Request Letter, the Company believes that it may properly omit the Proposal from its 2012 Proxy Materials in reliance on Rule 14a-8. We respectfully request that the Staff concur that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its 2012 Proxy Materials. Should the Staff disagree with the conclusions set forth in this letter or the Initial Request Letter, or should any additional information be desired in support of the Company's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (816) 691-3186.

Sincerely,

Craig L. Evans

cc: John Chevedden
Timothy O'Grady, Vice President – Securities & Governance, Sprint Nextel Corporation

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 7, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
Sprint Nextel Corporation (S)
Proxy Access
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the January 4, 2012 company request to avoid this rule 14a-8 proposal.

III. Company Erroneously Claims Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is "Impermissibly Vague And Indefinite So As To Be Inherently Misleading."

In Part III of their letter, our Company argues the proposal may be excluded under Rule 14a-8(i)(3) because the proposal is impermissibly vague and indefinite so as to be inherently misleading. They then go on to cite three examples of why they consider the proposal to be so. I will address these shortly. First, let's explore the basis for their claim.

Rule 14a-8(i)(3) says a proposal may be excluded if it is contrary to the Commission's proxy rules. Various proxy rules might be cited under this provision. When companies do invoke Rule 14a-8(i)(3), it is usually to claim that a proposal violates Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials.

A determination that a statement is "materially false or misleading" is, in many cases, subjective. Companies can easily rummage through proposals to find statements that, in their opinion, aren't explained in sufficient detail and claim they are, thus, "misleading." Also, Commission staff has always maintained that a proposal may leave minor details of implementation up to the board. The mere fact that the board may exercise discretion in implementing a proposal is not grounds for excluding the proposal under Rule 14a-8(i)(3).

Turning now to the purported deficiencies, our Company starts in their Part III with the proposal's first numbered paragraph, which indicates that

> Any party of shareowners of whom one hundred or more satisfy SEC Rule 14a-8(b) eligibility requirements [would be allowed to nominate under the proposal.]

They claim that:

> The Proposal relies upon Rule 14a-8(b) as an external standard in order to implement a key aspect of the Proposal (shareholder eligibility requirements for nominating directors), but the Proposal does not describe the substantive provisions of the standard. Absent an understanding of such substantive provisions, shareholders will be unable to discern the effect of implementing the Proposal that they are being asked to vote upon.

This is misleading because it implies SEC staff adopted a standard that proposals cannot cite "external guidelines" or, if they do, they must " describe the substantive provisions of the standard." Staff adopted no such standard.

The Proposal does not cite some long or convoluted external reference. It cites the Commission's own Rule 14a-8(b), which is half a page long and written in a clear, conversational question and answer format specifically designed to be accessible to the layperson. The rule is easily accessed via the Internet. Just Google "Rule 14a-8" and up it pops.

Our Company cites a small number of minor details the Commission has clarified over the years regarding the Rule 14a-8(b) eligibility requirements, suggesting these render the requirements "complicated." This is nonsense. The thrust of the Rule 14a-8(b) eligibility requirements is simple: a shareowner must have held $2,000 of a company's stock for a year. Any shareowner who thought about this might suspect that the SEC has clarified some specifics aspects of how this is to be interpreted, but he or she would not need to know those details in order to understand the Proposal.

The second purported deficiency, discussed in our Company's Part III, relates to the exact same phrase as the first. They now claim it is misleading because it is subject to two alternative interpretation, which our Company describes as:

- Interpretation 1: "Any party of shareowners of whom one hundred or more [each] satisfy SEC Rule 14a-8(b) eligibility requirements."
- Interpretation 2: "Any party of shareowners of whom one hundred or more [collectively] satisfy SEC Rule 14a-8(b) eligibility requirements."

This is nonsense. "Satisfy" and "collectively satisfy" are two different concepts in the same way that "ownership" and "collective ownership" are two different concepts—one is called "capitalism" and the other is called "communism." Since the proposal says "satisfy" and doesn't say "collectively satisfy," its intention is clear.

Furthermore, even if the proposal were subject to two alternative interpretations, the interpretation that 100 shareowners must collectively own $2,000 of the company's stock is patently absurd ... on average, each would have to hold just $20 of the company's stock. For most companies, that would be less than one share per member of the group. A proposal is not ambiguous if it is subject to two interpretations, but one of those interpretations is absurd.

For their third purported deficiency, outlined in Part III, our Company argues the proposal's fifth numbered paragraph contains vaguely worded mandates. Specifically, they assert (with their emphasis added):

> Section 5 of the Proposal states that "[a]ll board candidates and members originally nominated under these provisions shall be afforded fair treatment, *equivalent to that of the board's nominees.*" The language of Section 5 is vague and indefinite in that it

> requires the Company to take certain actions that are not adequately described such that neither the Company nor shareholders can determine the nature and scope of actions required. Moreover, the broad wording of Section 5, specifically the use of the term "equivalent," could have far-reaching implications.

According to the Commission's 2004 Staff Legal Bulletin 14B, our company must demonstrate "objectively that the proposal or statement is materially false or misleading." They cite just two examples of why they consider item 5 vague or misleading. The first reads:

> For example, the use of the term "equivalent" could be interpreted to preclude the Company from identifying which director candidates were recommended by the Company's Nominating and Corporate Governance Committee.

Let's think about this. Paragraph 5 calls for "fair" and "equivalent" treatment. If proxy materials identify who nominated proxy access nominees, then they should also identify the board as the nominator of its own nominees. But wouldn't identifying the board as the nominator of certain candidates be materially the same as indicating that the board supported those candidates? On the other hand, if proxy materials do not identify who nominated individual proxy access nominees, then they should not identify the board as the nominator of its own nominees.

Their second example reads

> Assuming that a shareholder-nominated director candidate is elected, the use of the term "equivalent" could be interpreted to require the Company's board to appoint each shareholder-nominated candidate to each board committee to which the Company's board appoints each board nominated

Such an arrangement couldn't possibly be considered "fair" or "equivalent" treatment because it would explicitly define two classes of board members. Imagine if the board had one member who was nominated by the previous board and eleven members who were proxy access nominees. Then the arrangement envisioned by our Company would require that the one member nominated by the previous board sit on and co-chair every committee!

Since our Company has identified just two ways they think paragraph 5 could prove vague, and neither one is valid, they have failed to meet the test of SLB 14B of demonstrating "objectively that the proposal or statement is materially false or misleading."

The fourth deficiency our Company claims in Part III of their letter relates to Paragraph 6. They claim (their emphasis added):

> Section 6 of the Proposal states that "[a]ny election resulting in a majority of board seats being filled by individuals nominated by the board and/or by parties nominating under these provisions *shall be considered to not be a change in control* by the Company, its board and officers." Similar to Section 5 of the Proposal, the language of Section 6 is so vague and indefinite that neither the Company nor shareholders can determine the nature and scope of actions required. Also similar to Section 5 of the Proposal, the broad wording of Section 6 could have far-reaching implications. By its express terms, Section 6 requires the Company, its board and its officers to assume the position that, upon the occurrence of an election described in Section 6, such an occurrence would not constitute a change in control of the Company, which could result in a breach of certain of the Company's existing contractual obligations as discussed elsewhere in this letter. The broad language of Section 6, however,

could extend further and be interpreted as precluding the Company from entering into future contractual obligations containing provisions in conflict with the requirement imposed under Section 6.

None of this explains why our Company considers paragraph 6 to be vague or misleading. They don't give a single example. Again, our Company has failed to meet the test of SLB 14B of demonstrating "objectively that the proposal or statement is materially false or misleading."

IV. Company Erroneously Claims Proposal May Be Excluded Under Rule 14a-8(i)(6) Because The Company "Lacks The Power Or Authority To Implement The Proposal."

Part IV of the Company's letter goes on to argue that the proposal is excludable under Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the proposal. They cite four reasons for this belief:

1. Implementation of the Proposal would cause the Company to violate Kansas law.
2. Implementation of the Proposal would cause the Company to violate existing contractual obligations.
3. Implementation of the Proposal requires the intervention of third parties over whom the company has no control.
4. The Proposal is so vague and misleading that the Company would lack the practical authority to implement the Proposal.

Items 1, 3 and 4 above merely rehash arguments presented earlier in their letter, which I have already shown to lack merit. That leaves item 2. With regard to it, our Company explains:

> This exclusion is appropriate in the case of the Proposal because, as described above, the Proposal could compel the Company to breach certain of its contractual obligations, in clear violation of the terms of those agreements.

Let's get something straight. Our Company's letter is a staggering 27 pages long, not excluding exhibits. I have gone through those 27 pages and not found a single instance where they identify a contractual obligation the Proposal would require the Company to violate. I have done a full text search on the document for the words "breach", "contractual" and "obligation" and not found a single mention of a contractual obligation that would be violated. The searches did turn up a statement on p. 19:

> ... such an occurrence would not constitute a change in control of the Company, which could result in a breach of certain of the Company's existing contractual obligations as discussed elsewhere in this letter.

Accordingly, the Company's letter twice promises to identify contractual obligations that the Proposal would cause to be breached, but it never delivers on the promises. The Company's argument with regard to item 2 above is incomplete. As a matter of fact, the Proposal would require no contractual violations.

V. Company Erroneously Claims Proposal May Be Excluded Under Rule 14a-8(i)(7) "Because It Deals With Matters Relating To The Company's Ordinary Business Operations."

Part IV of our Company's letter claims that the proposal is excludable under Rule 14a-8(i)(7) "because it deals with matters relating to the company's ordinary business operations." That provision of Rule 14a-8 tends to be contentious because it is often unclear what should be considered "ordinary business." However, in this particular case, there is no ambiguity: The USPX model access proposal addresses a significant policy issue. Let's start with our Company's position. They explain:

> ... the Proposal seeks to amend the Company's "bylaws and governing documents" to prevent the Company from agreeing that a "change in control" includes an election of directors that results in a majority of the Company's board consisting of directors nominated by shareholders and elected through the Proposal's proxy access mechanism. This broad prohibition would restrict the Company's ability to agree to routine change in control definitions in a wide variety of ordinary business dealings, including in the terms of financing agreements, customer and supplier contracts, joint ventures, equity incentive plans and various other compensatory arrangements that are applicable to employees generally. Thus, the Proposal implicates matters that are so fundamental to management's ability to run the Company on a day-to-day basis that they cannot effectively be subject to shareholder oversight.

Rule 14a-8(i)(7) states that a proposal may be excluded if:

> ...the proposal deals with a matter relating to the company's ordinary business operations

In 1998, the Commission explained (Exchange Act Release No. 34-40018) the two considerations staff apply in interpreting the rule:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers ...
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

The subject matter of the USPX model proposal is not a day-to-day matter such as "the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." It does not involve "intricate detail," or seek "to impose specific time-frames or methods for implementing complex policies" The proposal addresses a significant policy issue: allowing shareowners to nominate a few directors without the costs and risks of attempting a change in control via a proxy solicitation. This is the same purpose for which the

Commission adopted vacated Rule 14a-11, so it can hardly be a routine matter suitable solely for the board's discretion, and it can hardly be considered micro-managing.

Our Company appears to think that if a proposal relates to a significant policy issue, but implementing the proposal requires actions that might otherwise be considered ordinary business, then that is sufficient grounds for exclusion. This is nonsense. Suppose a proposal requested the board to conduct a study on some important governance issue, the corporation should not be allowed to exclude that proposal under Rule 14a-8(i)(7) on the grounds that preparing the study might require staffers to work some overtime, a routine employment matter.

The Company provides no support for their position. Indeed, the precedents the Company cites where staff allowed exclusion relate to proposals whose primary purpose was ordinary business. For example, in the 2008 *Vishay Intertechnology* decision they cite, the purpose of the proposal was for the company to make three specific financial transactions culminating in the retirement of $500 million of a convertible subordinated note. As funding decisions are considered ordinary business, the very purpose of that proposal was ordinary business.

Even if we accept the Company's position that a proposal addressing a significant policy issue may be excluded so long as it happens to require actions that might be considered ordinary business (we should not) they fail to identify a single matter of ordinary business that would be impacted by the proposal. The proposal in no way limits management's ability to include routine change-in-control provisions in any ordinary business dealings. Nothing in the proposal precludes the inclusion of such provisions in financing agreements, publicly-issued notes, equity incentive plans or any other documents. All the proposal asks is that when routine provisions are inserted, as a matter of policy, they treat any election resulting in a majority of board seats being filled by individuals nominated by the board and/or by parties nominating under proxy access as not a change in control. Since routine change-in-control provisions do not anticipate proxy access, this does not change the nature of routine change-in-control provisions. It merely clarifies what should constitute a "routine change-in-control" provision moving forward.

The definition of change in control, as it relates to proxy-access-nominated directors is a significant policy issue. The purpose of the USPX model proxy access proposal is to allow shareowners to nominate a few directors without the costs and risks of attempting a change in control via a proxy solicitation. If shareowners had to worry that by nominating under proxy access, or by voting for proxy access nominees, they might inadvertently trigger a poison pill or other expensive change-in-control provision, that might sow confusion and uncertainty detracting from the very purpose of proxy access. By addressing this concern, the proposal touches upon a significant policy issue and not a matter of ordinary business.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Timothy O'Grady <timothy.ogrady@sprint.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 3, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Sprint Nextel Corporation (S)
Proxy Access
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the January 4, 2012 company request to avoid this rule 14a-8 proposal.

Part 2 of our Company's letter challenging the USPX model proxy access proposal argues the "... proposal may be excluded under Rules 14a-8(i)(2) and 14a-8(i)(1) because the proposal would, if implemented, cause the company to violate Kansas law and the proposal is not a proper subject for action by the company shareholders under Kansas law."

Subsection 2.A.i has as its header "The Provisions Contemplated by the Proposal May Not Be Validly Included in the Company's Bylaws," but it attempts to make a case that the provisions of the USPX model proxy access proposal could not be included in the Company's *articles* under Kansas law. It states:

> Section 17-6301(a) expressly provides that if there is to be any deviation from the general mandate that the board of directors manage the business and affairs of the corporation, such deviation must be provided in the KGCC or the articles of incorporation ... The Company's articles of incorporation do not (and, as explained above, could not) provide for any such deviation as contemplated by the Proposal.

Looking above in the letter, nothing of the sort is "explained," so the argument is incomplete.

Next, in that same section, our Company takes up the question of whether the Proposal could be included in the Company's bylaws under Kansas law, asserting:

> With respect to providing any such deviation in the Company's bylaws, no Kansas court has analyzed the extent to which a board's management powers provided under Section 17-6301 (a) may be circumscribed by a corporation's bylaws adopted by shareholders pursuant to Section 17-6009(b). However, it is well settled that where Kansas courts have not ruled on a particular issue of corporate law, Kansas courts will rely on Delaware decisions for guidance when interpreting the KGCC, which was modeled after the DGCL ... In *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 234-35 (Del. 2008), the Delaware Supreme Court examined a proposed shareholder proposal bylaw provision relating to the reimbursement of election expenses to shareowners

Our Company then quotes certain carefully selected passages from that *CA v AFSCME* decision of the Delaware Supreme Court, claiming that these support their contention that the Proposal could not be included in the Company's bylaws because it would:

1. go beyond specifying procedures for the board to follow and require them to take specific actions, and

2. possibly force the board to violate their fiduciary duty by, perhaps, including shareowner nominees in the Company's proxy materials whom they consider not in the Company's best interests.

This is nonsense. Here is what Delaware Supreme Court concluded in *CA v AFSCME*:

> It is well-established Delaware law that a proper function of bylaws is not to mandate how the board should decide specific substantive business decisions, but rather, to define the process and procedures by which those decisions are made ... The context of the Bylaw at issue here is the process for electing directors—a subject in which shareholders of Delaware corporations have a legitimate and protected interest. The purpose of the Bylaw is to promote the integrity of that electoral process by facilitating the nomination of director candidates by stockholders or groups of stockholders ... The shareholders of a Delaware corporation have the right "to participate in selecting the contestants" for election to the board. The shareholders are entitled to facilitate the exercise of that right by proposing a bylaw that could encourage candidates other than board-sponsored nominees to stand for election.

The SEC summarized the *CA v AFSCME* decision as follows (Release Nos. 33-9046, June 10, 2009, footnote 70):

> In *CA, Inc. v. AFSCME*, 953 A.2d 227 (Del. 2008), the Delaware Supreme Court held that shareholders can propose and adopt a bylaw regulating the process by which directors are elected. In light of this ruling, Delaware recently amended the Delaware General Corporation Law to add new Section 112, effective August 1, 2009, clarifying that the bylaws of a Delaware corporation may provide that, if the corporation solicits proxies with respect to an election of directors, the corporation may be required to include in its solicitation materials one or more individuals nominated by a stockholder in addition to the individuals nominated by the board of directors.

Our Company acknowledges the new DGCL Section 211 but treats it as irrelevant for interpreting Kansas law, since Kansas has not yet adopted a similar provision. Their conclusion is false. As the SEC indicated, Section 211 did not change Delaware law, it *clarified* it. Bylaw amendments for proxy access have always been an appropriate topic for shareowner proposals under Delaware law. Since our Company claims that Kansas corporate law is modeled after Delaware law, and they can find nothing in Kansas law to suggest proxy access is illegal, *by their own reasoning*, we can conclude that proxy access can be adopted in a company's bylaws under Kansas law.

In Subsection 2.A.ii, our Company returns to their argument that proxy access would possibly force the board to violate their fiduciary duty by, perhaps, including shareowner nominees in the Company's proxy materials whom they consider not in the Company's best interests. Our Company argues that this means the proposal could not be included in the Company's articles.

Again, they acknowledge that Kansas law does not address this issue, so they turn to Delaware law. This renders the entire Subsection 2.A.ii mute. It argues that proxy access is not legal under Delaware law when we have already shown that it is legal under Delaware law, and always has been.

In section 2.B, our Company argues, under Rule 14a-8(i)(1), that the proposal is not a proper subject for action by the company shareholders under Kansas law. They base this on their earlier claim that proxy access is illegal under Kansas law, which I have already shown to be invalid. They also base it on a claim that the Proposal is improper because

1. under Kansas law, a corporation's board of directors may not unilaterally amend a corporation's articles of incorporation; and

2. under Kansas law, a bylaw provision may not go beyond governing procedural aspects of the board's decision making process and remove certain substantive business decisions from the board's statutorily-granted powers.

The first reason is invalid because the Proposal is precatory. It is left to the board's discretion how to implement the Proposal. The Proposal makes no mention of the Company's articles of incorporation. The proposal requests that the Board amend bylaws and governing documents within the context of the law. Therefore, if such articles need to be amended, and our Company has provided no evidence they do, our Board could follow established procedures for pursuing such amendments.

The second reason merely invokes arguments about the Proposal's legality under Kansas law, which our Company already made in Section 2.A and that I have already shown to be false. The arguments were invalid in section 2.A; they are invalid in Section 2.B.

Finally, Commission staff generally do not allow precatory proposals to be excluded under Rule 14a-8(i)(1) . The USPX model proxy access proposal is precatory. That alone should be sufficient reason to reject our Company's arguments of Section 2.B.

The response to Parts 3, 4 and 5 will be forwarded soon.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Timothy O'Grady <timothy.ogrady@sprint.com>

[S: Rule 14a-8 Proposal, November 28, 2011]

3* – Proxy Access

Whereas, Most long-term shareowners have no reasonable means to make board nominations, this is a standard "proxy access" proposal, as described in http://proxyexchange.org/standard_003.pdf. GMI rated our Company "C" due to executive pay concerns. Base pay for our CEO exceeded the tax deductibility limit. Incentive pay for executives depended too much on short-term growth. Options given our CEO and CFO can reward a rising market, rather than performance. A potential payment of $15 million to our CEO "is not aligned with shareholder interests." Our stock price declined 40% in the year ending 11/23/2011.

Resolved, Shareowners ask our board, to the fullest extent permitted by law, to amend our bylaws and governing documents to allow shareowners to make board nominations as follows:

1. The Company proxy statement, form of proxy, and voting instruction forms, shall include nominees of:
    a. Any party of one or more shareowners that has held continuously, for two years, one percent of the Company's securities eligible to vote for the election of directors, and/or
    b. Any party of shareowners of whom one hundred or more satisfy SEC Rule 14a-8(b) eligibility requirements.

2. Any such party may make one nomination or, if greater, a number of nominations equal to twelve percent of the current number of board members, rounding down.

3. For any board election, no shareowner may be a member of more than one such nominating party. Board members, named executives under Regulation S-K, and Rule 13d filers seeking a change in control, may not be a member of any such party.

4. All members of any party satisfying item 1(a), and at least one hundred members of any party satisfying item 1(b) who meet Rule 14a-8(b) eligibility requirements, must affirm in writing that they are not aware, and have no reason to suspect, that any member of their party has an explicit or implicit, direct or indirect, agreement or understanding either to nominate or regarding the nature of any nomination, with anyone not a member of their party.

5. All board candidates and members originally nominated under these provisions shall be afforded fair treatment, equivalent to that of the board's nominees. Nominees may include in the proxy statement a 500 word supporting statement. All board candidates shall be presented together, alphabetically by last name.

6. Any election resulting in a majority of board seats being filled by individuals nominated by the board and/or by parties nominating under these provisions shall be considered to not be a change in control by the Company, its board and officers.

7. Each proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and nominees under federal law, state law and company bylaws.

Also we gave 78%-support in 2011 for simple majority voting and our management had not moved for adoption. Encourage our board to implement this proposal: Adopt Proxy Access; Vote – Yes on 3*.

Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

*Number to be assigned by the company.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including the following (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005). (Does this refer to a no-action letter?)

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 25, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Sprint Nextel Corporation (S)
Proxy Access
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the January 4, 2012 company request to avoid this rule 14a-8 proposal.

Allergan, Inc. (January 25, 2012) said that Allergan did not provide guidance on how a shareholder can determine whether his broker or bank is a DTC participant and did not advise what proof of ownership the shareholder needed to obtain if his broker or bank is not a DTC participant.

This seems to fit the attached December 2, 2011 Sprint letter.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Timothy O'Grady <timothy.ogrady@sprint.com>

Sprint Nextel
Legal Department
6200 Sprint Parkway, KSOPHF0302-3B229
Overland Park, Kansas 66251
Office: (913) 794-1427 Fax: (913) 523-9659
Email: Stefan.Schnopp@Sprint.com

Stefan K. Schnopp
Senior Counsel
Securities, Finance & Governance

Sprint

December 2, 2011

VIA U.S. AND ELECTRONIC MAIL

Mr. Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: Stockholder Proposal, dated November 28, 2011

Mr. Steiner:

On November 28, we received your notice of the intent to submit a stockholder proposal for inclusion in Sprint Nextel Corporation's ("Sprint Nextel") proxy materials for its 2012 annual meeting of stockholders.

As you may be aware, Rule 14a-8(b) of the Securities Exchange Act of 1934 requires you to demonstrate to Sprint Nextel at the time you submitted your proposal that you are eligible to submit a shareholder proposal under Rule 14a-8(b). We were unable to verify your holdings under Rule 14a-8(b)(1) because you failed to provide proof that you have owned at least $2000 dollars in market value of Sprint Nextel securities for at least one year from the date of we received your proposal. Moreover, we have not received a written statement from the record holder with respect to ownership of the shares.

Accordingly, we hereby notify you that you have not met the procedural and eligibility requirements of Rule 14a-8 for the submission of his proposal. We respectfully request that you furnish us with proof of the above mentioned eligibility requirement consistent with Rule 14a-8(b) within 14 calendar days after the date you receive this letter.

Thank you for your attention to this matter.

Very truly yours,

Stefan K. Schnopp

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 19, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Sprint Nextel Corporation (S)
Proxy Access
Kenneth Steiner

Ladies and Gentlemen:

This responds to the January 4, 2012 company request to avoid this rule 14a-8 proposal.

The company sent a defective request for verification of stock ownership (attached) that had no attachments and did not even mention SLB 14F.

In Part 1 of their letter the company argues, "The proposal may be excluded under Rules 14a-8(b) and 14a-8(f)(1) because the proponent failed to demonstrate eligibility to submit a proposal.

Rule 14a-8(f)(1) says a proposal may be excluded if the proponent fails to adequately address deficiencies within a timely manner after proper notice from the company. In this case, there appears to be no disagreement concerning timeliness. The company's objection comes, rather, in the substance of the evidence of ownership submitted.

Rule 14a-8(b) reads, in relevant part,

> If like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
>
> > The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders;

Staff Legal Bulletin No. 14F (October 18, 2011, "SLB 14F") provides further clarity as to exactly what is required. It reads in relevant part as follows:

> The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect

> describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin.

As can be seen from the compnay's Exhibit B (letter to Kenneth Steiner dated December 2, 2011), no attempt was made to describe SLB 14F or the provisions shareholders and companies can use to "confirm whether a particular broker or bank is a DTC participant." Therefore, the company failed to meet the requirements of Rule 14a-8(f)(1) and their objections under Rules 14a-8(b) and 14a-8(f)(1) should be dismissed.

Even if the company had succeeded in meeting their obligation under Rule 14a-8(f)(1), their subsequent argument that the proponet failed to demonstrate eligibility to submit a proposal does not meet the test required by SLB 14F, which reads in relevant part as follows:

> ...we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC... How can a shareholder determine whether his or her broker or bank is a DTC participant?
>
> Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.
>
> What if a shareholder's broker or bank is not on DTC's participant list?

The Bulletin then goes on to say that if a broker is NOT on the DTC's participant list, the proponent can then get two letters.

> ...one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker of bank's ownership.

In the case of TD Ameritrade, they are clearly listed on the DTC's participant list as TD Ameritrade Clearing, Inc., DTC participant number 0188. The letter from TD Ameritrade, the company's Exhibit C clearly references TD Ameritrade's DTC number. Therefore, no second letter is required and the objection from the company should be dismissed.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Timothy O'Grady <timothy.ogrady@sprint.com>

Sprint Nextel
Legal Department
6200 Sprint Parkway, KSOPHF0302-3B229
Overland Park, Kansas 66251
Office: (913) 794-1427 Fax: (913) 523-9659
Email: Stefan.Schnopp@Sprint.com

Stefan K. Schnopp
Senior Counsel
Securities, Finance & Governance

Sprint

December 2, 2011

VIA U.S. AND ELECTRONIC MAIL

Mr. Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: Stockholder Proposal, dated November 28, 2011

Mr. Steiner:

On November 28, we received your notice of the intent to submit a stockholder proposal for inclusion in Sprint Nextel Corporation's ("Sprint Nextel") proxy materials for its 2012 annual meeting of stockholders.

As you may be aware, Rule 14a-8(b) of the Securities Exchange Act of 1934 requires you to demonstrate to Sprint Nextel at the time you submitted your proposal that you are eligible to submit a shareholder proposal under Rule 14a-8(b). We were unable to verify your holdings under Rule 14a-8(b)(1) because you failed to provide proof that you have owned at least $2000 dollars in market value of Sprint Nextel securities for at least one year from the date of we received your proposal. Moreover, we have not received a written statement from the record holder with respect to ownership of the shares.

Accordingly, we hereby notify you that you have not met the procedural and eligibility requirements of Rule 14a-8 for the submission of his proposal. We respectfully request that you furnish us with proof of the above mentioned eligibility requirement consistent with Rule 14a-8(b) within 14 calendar days after the date you receive this letter.

Thank you for your attention to this matter.

Very truly yours,

Stefan K. Schnopp

NO ATTACHMENTS

DTC PARTICIPANT ACCOUNTS IN ALPHABETICAL SEQUENCE

Participant Account Name	No.
Penson Financial Services, Inc./Santander	0455
Pershing LLC	0443
Pershing LLC/SL	5163
Pershing LLC/SL Int'l	5196
Pierpont Securities LLC	0413
Piper Jaffray & Co.	0311
PNC Bank, National Association	2616
PNC Bank, N.A. /IPA	1515
PNC Bank N.A. /PNC Capital Markets LLC	2835
PNC Bank, N.A./Market Street Funding Securities	2801
PNC Bank, N.A./Pittsburgh	2834
PNC Bank, N.A./Super Philadelphia	2957
PNC Bank/PNC Municipal Strategy - BLK	2166
PNC Equity Securities Corp.	2372
PNC Bank, N.A./OTTA	2065
PNC Bank, N.A/Star	2937
Portfolio Brokerage Services, Inc.	8052
PrimeVest Financial Services, Inc.	0701
PWMCO, LLC	0467
Q	
Quantex Clearing, LLC	0294
Quantex Clearing, LLC/ Stock Loan	7359
R	
Raymond, James & Associates, Inc.	0725*
Raymond James & Associates, Inc/FI	0390
Raymond, James & Associates, Inc. /Raymond James Trust Company	5179
RJ Dealer Stock Loan	0594
RBC Capital Markets, LLC	0235
RBC Capital Markets, LLC/RBCCM	7408
RCAP Securities, Inc.	0166
Regions Bank	0971
Regions Bank/Corporate Trust/IPA	1506
Regions Bank/West Valley	2329
Reliance Trust Company	5962
Reliance Trust Company/SWMS 1	2042
Richards, Merrill & Peterson, Inc.	8192
Ridge Clearing & Outsourcing Solutions, Inc.	0543
Robinson & Lukens Inc.	7607
Roosevelt & Cross Incorporated	6931
Royal Bank of Scotland Plc, CT Branch	2288
The Royal Bank of Scotland Plc, CT Branch / Equities Finance	5251
RBS Securities Inc.	0248
RBS Securities Inc. /RBS PLC	7582
RBS Securities Inc. /Sub Account for Secure Lending	7583
RBS Securities Inc. /GCFP	7584
RBS Securities Inc. / Equities	0245
RBS Securities Inc. / Fixed Income	5231
RBS Securities Inc. / Equity Finance	5263
S	
Sanford C. Bernstein & Co. L.L.C.	0013
Scotia Capital (USA) Inc.	0096
Scottrade, Inc.	0705
Securities Finance Trust Company	2047
SEI Private Trust Company	2039
SEI Private Trust Company/C/O GWP	2663
SG Americas Securities, LLC	0286
SG Americas Securities, LLC/Foreign Stock Loan	5241
Smith, Moore & Co.	0494
Société Générale, NY/ Société Générale Paris	2680
Société Générale, New York Branch	1546
Soloway & Co.	8006
Southwest Securities, Inc.	0279
Southwest Securities, Inc. – Stock Loan	5128
State Street Bank and Trust Company	0997
Fiduciary SSB	0987
SSB – Bank Portfolio	2436
SSB – Capital Markets	2556
SSB – BlackRock Institutional Trust	2767
SSB – Physical Custody Services	2193
SSB – SPDR's	2950
SSB – Trust Custody	2319*
SSB&T Co/Client Custody Services	2678
SSB&T/Sec Fin as Principal	2625
State Street Bank & Trust Company of California, N.A.	2661
State Street Bank & Trust Company/DB Residual Processing Account	2546
State Street Bank and Trust Company/ Deutsche Bank Frankfurt	2399
State Street Bank and Trust Company/IPA	1526
State Street Bank and Trust Company/Lending Pass-Through	7268
State Street Bank and Trust Company, N.A.	2386
State Street Global Markets LLC	0189
South Street Securities LLC	7451
Stephens, Inc.	419

Participant Account Name	No.
Sterling National Bank	2004
Sterne, Agee & Leach, Inc.	0750*
Stifel, Nicolaus & Company Incorporated	0793
StockCross Financial Services, Inc.	0445
Stoever, Glass & Co., Inc.	6759
Sumitomo Trust & Banking Co. (U.S.A.)	2779
SunTrust Bank	2971
SunTrust Bank/SILC	2289
Sun Trust Bank/Sun Trust Bank Dealer Bank	2262
SunTrust Bank/STB Retail CD	2114
SunTrust Bank/STES IPA	1594
SunTrust Bank/Safekeeping Custodian for STES	2717
Sun Trust Robinson Humphrey, Inc.	2095
Sweney Cartwright & Co.	7027
Synovus Bank	2578
Synovus Bank/Synovus 2	2579
T	
TD Ameritrade Clearing, Inc.	0188
TD Ameritrade Clearing, Inc. /Securities Lending	5298
TD Ameritrade Trust Company	5962
Temper of the Times Advisor Services, Inc.	5175
Texas Treasury Safekeeping Trust Company	2622
Texas Treasury Safekeeping Trust Company/IPA	1584
THEMUNICENTER, L.L.C.	0582
The Tel-Aviv Stock Exchange Clearing House Ltd.	2015
Timber Hill LLC	0549
Timber Hill LLC Account 2	0437
Timber Hill LLC/Conduit Securities Lending	7586
Title Securities, Inc.	7081
Track Data Securities Corp.	0459
Tradebot Systems, Inc.	0083
TradeStation Securities, Inc.	0271
Tradition Asiel Securities Inc.	0370
Trust Company of America	5981
Trustmark National Bank	2852
Tullett Prebon Financial Services LLC	0824
U	
U.S. Bank N.A.	2803
U.S. Bank N.A. /CP	1510
U.S. Bank N.A./Safekeeping West	2234
U.S. Bank N.A./Third Party Lending	2837
U.S. Bank N.A./Trust NY MTN	2897
U.S. Bank N.A./U.S. Bank Municipal Securities Group	2781
U.S. Bank N.A./ETF	2580
UBS AG	0979
UBS AG/AC PB Clients-No UBS Lien	2003
UBS AG IPA Account	1540
UBS AG Stamford Branch/As Custodian for UBS AG London Branch	2507
UBS Financial Services Inc.	0221
UBS Financial Services Inc. /Government Securities Account #2	5170
UBS Limited	2789
UBS Securities LLC	0642
UBS Securities LLC/CMO	0652
UBS Securities LLC/Securities Lending	5284
UMB Bank, National Association	2450
UMB Bank,/Investment Division	2451
UMB Bank, N.A./Enogex MTN/IPA	1523
Union Bank & Trust Company	2067
UNICREDIT Capital Markets, LLC	7580
Union Bank, N.A.	2145
Union Bank, N.A./Capital Markets	2851
Union Bank, N.A./Corporate Trust/IPA	1500
Union Bank, N.A./Global Custody	2076
Union Bank, N.A./UnionBanc Investment Services	2832
US Bancorp Investments, Inc.	0280
USAA Investment Management Company	0367
V	
VANGUARD Marketing Corporation	0062
Van Kampen Funds Inc.	0892*
Vision Financial Markets LLC	0595
Virtu Financial BD LLC	0063
Virtu Financial BD LLC/West	0619
W	
Wachtel & Co., Inc.	0709
Wedbush Securities Inc.	0103
Wedbush Securities Stock Loan	5166
Wedbush Securities Inc./Wedbush Global Securities Finance	7582
Wells Fargo Advisors, LLC	7360
Wells Fargo Bank, National Bank	2027
Wells Fargo Bank, N.A. Issuing/Paying Agent	1538
Wells Fargo Bank/Safekeeping Services	2112
Wells Fargo Bank, N.A./SIG	2072
Wells Fargo Bank, N.A./IPA	1527
Wells Fargo Bank, N.A/Lending	2040
Wells Fargo Bank N.A./SIG Wells Fargo Securities	

* Denotes Participant prepared to accept Code 70 Deliveries, see note at end of section. 1/3/2012

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 12, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Sprint Nextel Corporation (S)
Proxy Access
Kenneth Steiner

Ladies and Gentlemen:

This responds to the January 4, 2012 company request to avoid this rule 14a-8 proposal.

The company sent a defective request for verification of stock ownership (attached) that had no attachments and did not even mention SLB 14F.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Timothy O'Grady <timothy.ogrady@sprint.com>

Sprint Nextel
Legal Department
6200 Sprint Parkway, KSOPHF0302-3B229
Overland Park, Kansas 66251
Office: (913) 794-1427 Fax: (913) 523-9659
Email: Stefan.Schnopp@Sprint.com

Stefan K. Schnopp
Senior Counsel
Securities, Finance & Governance

Sprint

December 2, 2011

VIA U.S. AND ELECTRONIC MAIL

Mr. Kenneth Steiner
[redacted]

Re: Stockholder Proposal, dated November 28, 2011

Mr. Steiner:

On November 28, we received your notice of the intent to submit a stockholder proposal for inclusion in Sprint Nextel Corporation's ("Sprint Nextel") proxy materials for its 2012 annual meeting of stockholders.

As you may be aware, Rule 14a-8(b) of the Securities Exchange Act of 1934 requires you to demonstrate to Sprint Nextel at the time you submitted your proposal that you are eligible to submit a shareholder proposal under Rule 14a-8(b). We were unable to verify your holdings under Rule 14a-8(b)(1) because you failed to provide proof that you have owned at least $2000 dollars in market value of Sprint Nextel securities for at least one year from the date of we received your proposal. Moreover, we have not received a written statement from the record holder with respect to ownership of the shares.

Accordingly, we hereby notify you that you have not met the procedural and eligibility requirements of Rule 14a-8 for the submission of his proposal. We respectfully request that you furnish us with proof of the above mentioned eligibility requirement consistent with Rule 14a-8(b) within 14 calendar days after the date you receive this letter.

Thank you for your attention to this matter.

Very truly yours,

Stefan K. Schnopp

STINSON MORRISON HECKER LLP

Craig L. Evans
816.691.3186 DIRECT
816.412.1129 DIRECT FAX
cevans@stinson.com

January 4, 2011

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Sprint Nextel Corporation
Shareholder Proposal of Kenneth Steiner
Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are writing on behalf of our client, Sprint Nextel Corporation, a Kansas corporation (the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Kenneth Steiner through his designated proxy John Chevedden (Messrs. Steiner and Chevedden, together, the "Proponent"), on November 28, 2011 for inclusion in the proxy materials that the Company intends to distribute in connection with its 2012 Annual Meeting of Shareholders (the "2012 Proxy Materials").

Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days prior to the date on which the Company intends to file its definitive 2012 Proxy Materials. Pursuant to Staff Legal Bulletin No. 14D (Nov. 7, 2009), we are submitting this letter via electronic mail to the Staff in lieu of mailing paper copies. Also pursuant to Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to exclude the Proposal from its 2012 Proxy Materials. To the extent required pursuant to Rule 14a-8(j)(2)(iii), we have included our supporting opinions of counsel within this letter.

THE PROPOSAL

The Proposal states in relevant part:

> Resolved, Shareowners ask our board, to the fullest extent permitted by law, to amend our bylaws and governing documents to allow shareholders to make board nominations as follows:
>
> 1. The Company proxy statement, form of proxy, and voting instruction forms, shall include nominees of:
>   a. Any party of one or more shareowners that has held continuously, for two years, one percent of the Company's securities eligible to vote for the election of directors, and/or
>
>   b. Any party of shareowners of whom one hundred or more satisfy SEC Rule 14a-8(b) eligibility requirements.
>
> 2. Any such party may make one nomination or, if greater, a number of nominations equal to twelve percent of the current number of board members, rounding down.
>
> 3. For any board election, no shareholder may be a member of more than one such nominating party. Board members, named executives under Regulation S-K, and Rule 13d filers seeking a change in control, may not be a member of any such party.
>
> 4. All members of any party satisfying item 1(a), and at least one hundred members of any party satisfying item 1(b) who meet Rule 14a-8 eligibility requirements, must affirm in writing that they are not aware, and have no reason to suspect, that any member of their party has an explicit or implicit, direct or indirect, agreement or understanding either to nominate or regarding the nature of any nomination, with anyone not a member of their party.
>
> 5. All board candidates and members originally nominated under these provisions shall be afforded fair treatment, equivalent to that of the board's nominees. Nominees may include in the proxy statement a 500 word supporting statement. All board candidates shall be presented together, alphabetically by last name.
>
> 6. Any election resulting in a majority of board seats being filled by individuals nominated by the board and/or by parties nominating under these provisions shall be considered to not be a change in control by the Company, its board and officers.

7. Each proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and nominees under federal law, state law and company bylaws.

A copy of the Proposal is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

As discussed more fully below, we have advised the Company that the Proposal may be properly omitted from the 2012 Proxy Materials pursuant to:

- Rules 14a-8(b) and 14a-8(f)(1) because the Proponent failed to demonstrate eligibility to submit a proposal;
- Rules 14a-8(i)(2) and 14a-8(i)(1) because the Proposal would, if implemented, cause the Company to violate Kansas law and the Proposal is not a proper subject matter for action by the Company's shareholders under Kansas law;
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading;
- Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal; and
- Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business.

ANALYSIS

1. The Proposal May Be Excluded Under Rules 14a-8(b) and 14a-8(f)(1) Because the Proponent Failed to Demonstrate Eligibility to Submit a Proposal.

Rule 14a-8(f)(1) provides that a shareholder proposal may be excluded from a company's proxy materials if the proponent fails to meet the eligibility and procedural requirements of Rule 14a-8(a) through (d). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001). Further, the Staff recently clarified that these proof of ownership letters must come from the "record" holder of the Proponent's shares, and that only Depository Trust

Company ("DTC") participants are viewed as record holders of securities that are deposited at DTC. *See* Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F"). The Staff indicated that shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

The Proponent submitted the Proposal to the Company via electronic mail on November 28, 2011. The Proponent did not include verification of his stock ownership with his submission. In addition, the Company reviewed its stock records, which do not indicate that the Proponent is a record holder of Company shares. Accordingly, within the required 14 day period, the Company notified the Proponent (the "Deficiency Notice") of the eligibility requirements of Rule 14a-8(b), including the requirement that the Proponent provide a written statement from the record holder of the Company's shares, and of the required time frame during which the Proponent must provide a response to the Deficiency Notice. The Deficiency Notice was delivered to the Proponent via U.S. and electronic mail on December 2, 2011. Accordingly, the deadline for the Proponent to submit a response to the Deficiency Notice was December 16, 2011 (14 calendar days after date of receipt). A copy of the Deficiency Notice and delivery confirmation are attached hereto as Exhibit B.

On December 5, 2011, the Proponent transmitted a letter from TD Ameritrade (the "Broker Letter") to the Company via facsimile, a copy of which is attached hereto as Exhibit C. The Company has not received any further response to the Deficiency Notice. As the deadline for responding to the Deficiency Notice has passed, any additional response submitted at this point would be untimely.

The Broker Letter is signed by Nathan Stark in his capacity as Research Specialist of TD Ameritrade. The Broker Letter indicates that TD Ameritrade is a trademark and that the Broker Letter is from TD Ameritrade, Inc., member FINRA/SIPC/NFA. However, TD Ameritrade, Inc. does not appear on the DTC participant list. Therefore, Ameritrade, Inc., is not a DTC participant. We note that the DTC participant list contains the names TD Ameritrade Clearing, Inc. and TD Ameritrade Trust Company, which may or may not be affiliated with TD Ameritrade, Inc., but the Broker Letter is not from either of these entities. Because the Broker Letter is not from a DTC participant, it is not a written statement from the record holder of the Proponent's shares. Therefore, the Company believes that it may omit the Proposal from its 2012 Proxy Materials pursuant to Rule 14a-8(b) and 14a-8(f)(1).

2. The Proposal May Be Excluded Under Rules 14a-8(i)(2) and 14a-8(i)(1) Because the Proposal Would, If Implemented, Cause the Company to Violate Kansas Law and the Proposal Is Not a Proper Subject for Action by the Company Shareholders Under Kansas Law.

Rule 14a-8(i)(2) permits an issuer to omit a shareholder proposal from its proxy materials where it would, "if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." Rule 14a-8(i)(1) permits an issuer to exclude a proposal if it "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization."

The Company is incorporated under the laws of the State of Kansas. We have acted as special counsel to the Company on matters of Kansas law. For the reasons set forth below, it is our opinion that the Proposal would, if implemented, cause the Company to violate the laws of the State of Kansas and that the Proposal is not a proper subject for action by the Company's shareholders under the laws of the State of Kansas.

A. The Proposal Would, If Implemented, Cause the Company to Violate Kansas Law.

The Proposal asks the Company's board of directors to amend the Company's "bylaws and governing documents" in a manner that violates Kansas law. As discussed below, the provisions contemplated by the Proposal may not be validly included in either the Company's bylaws or articles of incorporation. For these reasons, the Proposal, if implemented, would cause the Company to violate Kansas law.

The Staff has previously concurred with the exclusion of shareholder proposals under Rule 14a-8(i)(2) that request the adoption of a bylaw or charter provision that, if implemented, would violate state law. *See, e.g., Monsanto Co.* (avail. Nov. 7, 2008) (shareholder-proposed bylaw amendment establishing oath of allegiance to U.S. Constitution would be "unreasonable" constraint on director selection process and would thus violate Delaware law); *Raytheon Co.* (avail. Mar. 28, 2008) (a company's adoption of cumulative voting must be included in its charter and approved by shareholders, and a proposal that the board unilaterally adopt cumulative voting without shareholder vote thus would violate Delaware law); *The Boeing Co.* (avail. Feb. 19, 2008) (similar proposal seeking unilateral board action eliminating restrictions on shareholder actions by written consent violates Delaware law); and *General Motors Corp.* (avail. Apr. 19, 2007) (proposed bylaw amendment requiring each company director to oversee, evaluate and advise certain functional company groups violates Section 141(a) of the Delaware General Corporation Law (the "DGCL"), which provides that all directors have the same oversight duties unless otherwise provided in the company's certificate of incorporation).

We note that the first sentence of the resolution presented in the Proposal includes a "savings clause," which asks the Company's board of directors, "to the fullest extent permitted by law," to amend the Company's "bylaws and governing documents" to implement the Proposal. As discussed below, there is no extent to which amendments including all of the specific provisions enumerated by the Proposal would be permitted under Kansas law. If the "savings clause" were deemed to relate to and qualify the specific provisions enumerated by the Proposal, the language would render such provisions indeterminate. If the Proponent were permitted to qualify the Proposal with the entire corpus of Kansas law, shareholders would have no way of knowing what, consistent with Kansas law, would remain of the Proposal on which they are being asked to vote. Taken to its logical conclusion, this approach could be used to rescue any proposal from conflicts of Kansas law, no matter how extreme the legal defects. In light of these difficulties, we have concluded that the "savings clause" relates to and qualifies the specific language requesting the Company's board to amend the Company's governing documents, rather than relating to or qualifying the seven specific provisions enumerated by the Proposal.

i. The Provisions Contemplated by the Proposal May Not Be Validly Included in the Company's Bylaws.

The Proposal states that it will be implemented by amendment to the Company's bylaws and governing documents. The bylaw provisions contemplated by the Proposal would violate Kansas law by effectively eliminating or restricting the fiduciary duties of loyalty and good faith of the Company's board of directors.[1] In that respect, such provisions would violate Kansas law and could not be validly implemented through the Company's bylaws. Pursuant to Section 17-6009(b) of the Kansas General Corporation Code (the "KGCC"), the bylaws of a Kansas corporation "may contain any provision, *not inconsistent with law* or with the articles of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees" (emphasis added).

In addition, the Proposal could not be implemented through the Company's bylaws because it would restrict the board of director's managerial power in a manner that would cause the board to violate their fiduciary duties. Under Section 17-6301(a) of the KGCC, the directors of a Kansas corporation are vested with the power and authority to manage the business and affairs of the corporation. Section 17-6301(a) provides, in relevant part, as follows:

> The business and affairs of every corporation shall be managed by or under the direction of a board of directors, *except as may be otherwise provided in this act or in the articles of incorporation* (emphasis added).

Section 17-6301(a) expressly provides that if there is to be any deviation from the general mandate that the board of directors manage the business and affairs of the corporation, such deviation must be provided in the KGCC or the articles of incorporation. *Id.*; *see also, e.g., Lehrman v. Cohen*, 222 A.2d 800, 808 (Del. 1966) (interpreting corresponding Section 141(a) of the DGCL which is substantially identical

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[1] For a discussion of the violation of Kansas law by provisions that effectively eliminate or restrict the fiduciary duties of loyalty and good faith of a corporation's board of directors, see part 2.A.ii of this letter.

as Section 17-6301(a) of the KGCC). The Company's articles of incorporation do not (and, as explained above, could not) provide for any such deviation as contemplated by the Proposal.

With respect to providing any such deviation in the Company's bylaws, no Kansas court has analyzed the extent to which a board's management powers provided under Section 17-6301(a) may be circumscribed by a corporation's bylaws adopted by shareholders pursuant to Section 17-6009(b). However, it is well settled that where Kansas courts have not ruled on a particular issue of corporate law, Kansas courts will rely on Delaware decisions for guidance when interpreting the KGCC, which was modeled after the DGCL. *See, e.g., Kan. Heart Hosp., LLC v. Idbeis*, 184 P.3d 866, 878 (Kan. 2008) ("Reliance on a Delaware decision is consistent with our long history of looking to Delaware for guidance when applying the KGCC, which was modeled on the [DGCL]."); *Achey v. Linn County Bank*, 931 P.2d 16, 21 (Kan. 1997) (decisions of the Delaware courts involving corporation law are persuasive because the KGCC has been patterned after, and contains identical provisions of, the DGCL). Delaware courts have addressed this issue in interpreting corresponding provisions Sections 141(a) and 109(b) of the DGCL, which are substantially identical to Sections 17-6301(a) and 17-6009(b) of the DGCL. In *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 234-35 (Del. 2008), the Delaware Supreme Court examined a proposed shareholder proposal bylaw provision relating to the reimbursement of election expenses to shareholders to determine two issues: (i) if the bylaw was a proper subject matter for action by shareholders as a matter of Delaware law; and (ii) would the bylaw, if adopted, cause the corporation to violate Delaware law.

In addressing the first issue, the *CA* Court attempted to determine "the scope of shareholder action that Section 109(b) permits yet does not improperly intrude upon the directors' power to manage [the] corporation's business and affairs under Section 141(a)," and indicated that while reasonable bylaws governing procedural aspects of the board's decision-making process are generally valid, those purporting to divest the board entirely of its substantive decision-making are not. The *CA* Court stated:

> It is well-established Delaware law that a proper function of bylaws is not to mandate how the board should decide specific substantive business decisions, but rather, to define the process and procedures by which those decisions are made. . . . Examples of the procedural, process-oriented nature of the bylaws are found in both the DGCL and the case law. For example, 8 Del. C. § 141(b) authorizes bylaws that fix the number of directors on the board, the number of directors required for a quorum (with certain limitations), and the vote requirements for board action. 8 Del. C. § 141(f) authorizes bylaws that preclude board action without a meeting." *Id.* at 234-35 (footnotes omitted).

Analyzed under the standard set forth above, the bylaw provisions contemplated by the Proposal clearly goes well beyond governing procedural aspects of the board's decision-making process and, instead, removes certain substantive business decisions from the board's statutorily-granted powers. The Proposal mandates that the Company's board of directors include shareholders' director nominees in the Company's proxy materials. Section 6 of the Proposal would further mandate that the Company's board treat any election resulting in a majority of board seats being filled by shareholder-nominated directors as not constituting a change of control. Each of the foregoing mandates involves substantive board decisions and removes such decisions from the board's discretion.

Because the bylaw provisions contemplated by the Proposal governs more than procedural aspects of the board's decision-making process, such bylaw provisions would be invalid under the KGCC. But assuming, *arguendo*, that the Proposal is merely procedural in nature, the Proposal would still be invalid under Kansas law because, if adopted, it could require the board of directors to violate their fiduciary duties. In addressing the second issue regarding the validity of the shareholder bylaw under Delaware law, the *CA* Court held that a bylaw, if implemented, would cause the corporation to violate Delaware law because the bylaw lacked a "fiduciary out" clause to allow the corporation's board of directors to properly exercise their fiduciary duties.[2] More specifically, the *CA* Court held that the bylaw in question:

> would violate the prohibition, which [the Delaware Supreme Court's] decisions have derived from Section 141(a), against contractual arrangements that commit the board of directors to a course of action that would preclude them from fully discharging their fiduciary duties to the corporation and its shareholders.... [T]he internal governance contract – which here takes the form of a bylaw – is one that would prevent the directors from exercising their full managerial powers in circumstances where their fiduciary duties would otherwise require them to deny reimbursement to a dissident slate. *CA*, 953 A.2d at 238-239 (explaining that "[t]his Court has previously invalidated contracts that would require a board to act or not to act in such a fashion that would limit the exercise of their fiduciary duties").

The bylaw provisions contemplated by the Proposal similarly lack a fiduciary out clause. The Proposal, if adopted, would deprive the Company's board of directors of the power and discretion to determine whether the inclusion of a particular shareholder director nominee (and accompanying supporting statement) in the Company's proxy

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[2] A "fiduciary out" clause is a term of art that refers to a clause in a contract that permits a fiduciary to exercise its fiduciary duties instead of being bound to a definitive course of action. *See Omnicare, Inc. v. NCS Healthcare, Inc.*, 818 A.2d 914, 939 (Del. 2003) (discussing a "fiduciary out" clause that would allow a board to exercise its "continuing fiduciary responsibilities").

statement (and expending the Company's funds and resources in connection therewith) is, or is not, in the best interests of the Company and all of its shareholders.

In fact, it is easy to foresee many possible scenarios where the Proposal would improperly compel the Company's board of directors to breach its fiduciary duty. *See CA*, 953 A.2d at 238 (considering "any possible circumstance under which a board of directors might be required to act. Under at least one such hypothetical, the board of directors would breach their fiduciary duties if they complied with the Bylaw."). In fact, the *CA* Court provided examples of such scenarios in its decision regarding the validity of the shareholder reimbursement bylaw, which are equally applicable to the bylaw contemplated by the Proposal. As the *CA* Court stated, such a scenario could arise "in a situation where the proxy contest is motivated by personal or petty concerns, or to promote interests that do not further, or are adverse to, those of the corporation," or "if a shareholder group affiliated with a competitor of the company were to cause the election of a minority slate of candidates committed to using their director positions to obtain, and then communicate, valuable proprietary strategic or product information to the competitor." *Id.* at 240. The foregoing circumstances could each arise under the bylaw provisions contemplated by the Proposal and, in the absence of a fiduciary out clause, the Company's board of directors could be compelled to breach their fiduciary duty. Section 6 of the Proposal raises an even further risk of the Company's directors breaching their fiduciary duties by mandating that they treat any election resulting in a majority of board seats being filled by shareholder-nominated directors as not constituting a change of control.

Subsequent to the *CA* decision, the Delaware legislature approved amendments to the DGCL facilitating proxy expense reimbursement and shareholder access to a corporation's proxy materials. *See* Section 112 and 113 of the DGCL. However, the Kansas legislature has not adopted any similar amendments to the KGCC, despite the implication from the Delaware legislature's action that legislative action would be required to permit these provisions. The Kansas legislature's inaction and the Kansas court's history of reliance on the decisions of Delaware courts for guidance strongly support the conclusion that the *CA* decision has continuing precedential value for Kansas courts.

In our opinion, without a fiduciary out clause as contemplated by the *CA* decision, the bylaw provisions contemplated by the Proposal would, if adopted, cause the Company to violate Kansas law.

ii. The Provisions Contemplated by the Proposal May Not Be Validly Included in the Company's Articles of Incorporation.

The Proposal is vague and unclear as to whether it is intended to be implemented through an amendment to the Company's articles of incorporation. If so, the Proposal would effectively eliminate or restrict the fiduciary duties of loyalty and good faith of the Company's board of directors in violation of Kansas law. Accordingly, the Proposal may not be implemented through the Company's articles of incorporation.

Section 17-6002(b)(1) of the KGCC provides that a corporation's articles of incorporation may contain:

> Any provision for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting and regulating ... the powers of the corporation, the directors and the stockholders, or any class of the stockholders ..., *if such provisions are not contrary to the laws of this state*. (emphasis added).

Thus, a corporation's ability to curtail the directors' powers through the articles of incorporation is not without limitation. Section 17-6002(b)(1) expressly prohibits the articles of incorporation from containing any provision contrary to Kansas law. No Kansas court has considered whether a provision contained in the articles of incorporation is contrary to the laws of Kansas. However, as noted above, it is well settled that where Kansas courts have not ruled on a particular issue of corporate law, Kansas courts will rely on Delaware decisions for guidance when interpreting the KGCC, which was modeled after the DGCL.

Delaware courts have interpreted Section 102(b)(1) of the DGCL, which is substantively identical to Section 17-6002(b)(1) of the KGCC, and have held that any provision adopted pursuant to Section 102(b)(1) that is otherwise contrary to the Delaware law would be invalid. *See Lions Gate Entm't Corp. v. Image Entm't Inc.*, 2006 WL 1668051, at *7 (Del. Ch. June 5, 2006). In *Sterling v. Mayflower Hotel Corp.*, 93 A.2d 107, 118 (Del. 1952), the Court held that a charter provision is "contrary to the laws of [Delaware]" if it transgresses "a statutory enactment or a public policy settled by the common law or implicit in the [DGCL] itself."

The Court in *Loew's Theatres, Inc. v. Commercial Credit Co.*, 243 A.2d 78, 81 (Del. Ch. 1968), adopted this view, noting that "a charter provision which seeks to waive a statutory right or requirement is unenforceable." More recently, the Court in *Jones Apparel Group, Inc. v. Maxwell Shoe Co.*, 883 A.2d 837 (Del. Ch. 2004) suggested that certain statutory rights involving "core" director duties may not be modified or eliminated through the certificate of incorporation. The *Jones Apparel* Court observed:

> [Sections] 242(b)(1) and 251 do not contain the magic words ["unless otherwise provided in the certificate of incorporation"] and they deal respectively with the fundamental subjects of certificate amendments and mergers. Can a certificate provision divest a board of its statutory power to approve a merger? Or to approve a certificate amendment? Without answering those questions, I think it is fair to say that those questions inarguably involve far more serious intrusions on core director duties than does [the record date provision at issue]. I also think that the use by

> our judiciary of a more context- and statute-specific approach to a sweeping rule that denudes § 102(b)(1) of its utility and thereby greatly restricts the room for private ordering under the DGCL. *Id.* at 852.

While the Court in *Jones Apparel* recognized that certain provisions for the regulation of internal affairs of the corporation may be made subject to modification or elimination through the private ordering system of a corporation's certificate of incorporation and bylaws, it indicated that other powers vested in the board – particularly those touching upon the directors' discharge of their fiduciary duties – are so fundamental to the proper functioning of the corporation that they cannot be so modified or eliminated. *Id.*

The holding in *Jones Apparel* is consistent with the well accepted principle of corporate law that there are mandated limitations on private ordering (*i.e.*, rights that are not capable of modification by agreement or provision in a corporation's charter or bylaws). The mandated limitations are either imposed by statute or, as discussed above, by state public policy. The Commission has previously acknowledged this fact in its final release adopting rules facilitating shareholder director nominations, noting "[t]here is nothing novel about mandated limitations on private ordering in corporate governance," and that "[r]ights, including shareholder rights, are artifacts of law, and in the realm of corporate governance some rights cannot be bargained away but rather are imposed by statute." *See* S.E.C. Release No. 33-9135 (Aug. 25, 2010) (the "Proxy Access Release"), at 6. With respect to director fiduciary duties, these mandated limitations include a prohibition against restricting or eliminating a director's duty of loyalty to a corporation and its shareholders.

Mandated limitations prohibiting the restriction or elimination of a director's duty of loyalty are supported by exculpatory clauses in state corporate statutes that permit exculpation of directors for certain breaches of their fiduciary duties. Section 17-6002(b)(8) of the KGCC contains such an exculpatory clause and provides that the articles of incorporation may include a provision eliminating or limiting personal liability of a director to the corporation or its shareholders for monetary damages for breach of a fiduciary duty, provided that such provision shall not eliminate or limit the liability of a director for "any breach of the director's duty of loyalty to the corporation or its stockholders" or "for acts or omissions not in good faith." Section 17-6002(b)(8) is substantively identical to Section 102(b)(7) of the DGCL.

Similar to other corresponding state corporate exculpation statutes, Section 17-6002(b)(8) of the KGCC and Section 102(b)(7) of the DGCL do not expressly prohibit the restriction or elimination of a director's duty of loyalty, rather the negative implication of those provisions and other corresponding state statutes is that a provision in a corporation's charter that purports to exculpate directors for breaches of the duty of loyalty would be invalid and unenforceable. *See Siegman v. Tri-Star Pictures, Inc.*, No. 9477, 1989 WL 48746, at *7-8 (Del. Ch. May 30, 1989). As a result, most scholars consider the directors' duty of loyalty to be a mandatory feature of Delaware corporation law. *See* Welch, Edward and Saunders, Robert, *Freedom and its Limits in the Delaware General Corporation Law*, 33 Del. J. Corp. L. 845, 859 (2008); *see also* Melvin Aron Eisenberg, *The Structure of Corporation Law*, 89 Colum. L. Rev. 1461, 1481 (1989); Jeffrey N. Gordon, *The Mandatory Structure of Corporate Law*, 89 Colum. L. Rev. 1549, 1554 (1989). The Commission previously acknowledged the mandatory nature of the directors' duty of loyalty in its Proxy Access Release. *See* Proxy Access Release, at 6. In the Proxy Access Release, the Commission provides a number of examples of mandatory limitations, including citing the Delaware Chancery Court's decision in *Siegman*, 1989 WL 48746, relating to the mandatory nature of the directors' duty of loyalty, which is discussed below. *Id.* at n.48.

Kansas courts have not addressed the issue of whether a directors' duty of loyalty may be modified or eliminated by a corporation's articles of incorporation pursuant to Section 17-6002(b)(1) of the KGCC. As noted above, the Court in *Jones Apparel* declined to state what statutory rights involving "core" director duties may not be modified or eliminated through the certificate of incorporation pursuant to Section 102(b)(1) of the DGCL. Although Delaware courts have not expressly held that a certificate of incorporation may not eliminate a director's fiduciary duty of loyalty, the Delaware Chancery Court has addressed the issue in the context of a motion to dismiss.

As noted in the Commission's Proxy Access Release, the Delaware courts addressed the mandatory nature the directors' duty of loyalty in *Siegman*. The *Siegman* Court noted that the directors' fiduciary duty of loyalty is a "fundamental" policy of Delaware law. *See* 1989 WL 48746, at *5. In *Siegman*, the Court declined to dismiss allegations that a portion of a charter provision disclaiming specified business opportunities that came to certain of the corporation's directors and officers who were also directors and officers of the corporation's parent was invalid because it could exempt directors from liability for breach of the duty of loyalty beyond that permitted by Section 102(b)(7). The *Siegman* Court noted that its decision was made in the context of a motion to dismiss and that any more comprehensive or definitive declaration of the validity of the charter provision would need to be addressed in a later procedural stage. *Id.* at *8. Nevertheless, the *Siegman* Court stated that "at least one scenario (and possibly others) could plausibly be construed where [the charter provision] would eliminate or limit the liability of Tri-Star directors for breach of their fiduciary duty of loyalty – a result proscribed by Section 102(b)(7)." *Id.* The foregoing statement strongly suggests that Section 102(b)(7) proscribes any modification of the duty of loyalty.[3]

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[3] We note that, in response to the *Siegman* decision, Delaware subsequently amended Section 122 of the DGCL to clarify that a corporation has the power to renounce in advance, in its certificate of incorporation or by action of its board of directors (including action approving an agreement to which the corporation is a party), the corporation's interest or expectancy in specified business opportunities or specified class or categories of business opportunities that are presented to the corporation or one or more of its officers, directors or stockholders. *See* Section 122(17) of the DGCL. Kansas also subsequently amended the KGCC to include a provision substantially identical to Section 122(b)(7) of the DGCL. *See*

Although Kansas courts have not expressly addressed the mandatory nature of the directors' fiduciary duty of loyalty, Kansas decisions consistently treat the duty as a "fundamental" duty under Kansas law, similar to the *Siegman* Court's discussion with respect to Delaware law, and such Kansas decisions further demonstrate a strong Kansas public policy towards mandating a fiduciary duty of loyalty for directors of Kansas corporations.

Kansas imposes a very strict fiduciary duty of loyalty upon directors. *See Delano v. Kitch*, 663 F.2d 990, 997 (10th Cir. 1981); *see also Oberhelman v. Barnes Investment Corp.*, 690 P.2d 1343, 1351 (Kan. 1984) (citing *Delano*, 542 F.2d 550). Kansas courts have long recognized that a director has a duty of loyalty to shareholder as well as to the corporation. *See, e.g., Newton v. Hornblower*, 582 P.2d 1136, 1134-44 (Kan. 1978); *Stewart v. Harris*, 77 P. 277, 279 (Kan. 1904); *Mulvane v. O'Brien*, 49 P. 607, 612 (Kan. 1897); *Sargent v. Kansas Midland R. Co.*, 29 P. 1063, 1069 (Kan. 1892).

Kansas court decisions are consistent in evidencing a strong Kansas public policy towards mandating a fiduciary duty of loyalty for directors. As the Kansas Supreme Court noted in *Oberhelman*, "[i]t is apparent from an examination of the Kansas decisions that the prevailing rule in Kansas sets a higher or stricter fiduciary standard required of directors and officers of corporations than in some jurisdictions." *See* 236 Kan. 335 at 344, 690 P.2d 1343 (internal citations omitted). For instance, in the context of the duty of loyalty, one court noted that, "unlike some states, Kansas requires directors and officers to disclose any information affecting the value of stock before buying stock or selling stock to a current shareholder." *Delano*, 663 F.2d at 997 (citing *Blazer v. Black*, 196 F.2d 139, 146 (10th Cir. 1952); *Blakesley v. Johnson*, 227 Kan. 495, 608 P.2d 908, 914 (1980); *Sampson v. Hunt*, 222 Kan. 268, 564 P.2d 489, 492 (1977); *Hotchkiss v. Fischer*, 16 P.2d 531, 534-535 (Kan. 1932); *Stewart*, 77 P. at 281 (Kan. 1904).

Moreover, under Kansas law, a director's duty of loyalty also requires the director to act in good faith. *See Newton*, 582 P.2d at 1146 (discussing unfair transactions induced by a fiduciary and holding that the fiduciary must, in addition to disclosing the facts and circumstances, affirmatively show his good faith); *see also Delano*, 663 F.2d at 998 (stating Kansas cases have variously held that directors owe "the highest measure of duty, and the most scrupulous good faith" in the context of a purported violation of the duty of loyalty); Hecker, W. Edwin Jr., *Fiduciary Duties in Business Entities*, 54 U. Kan. L. Rev. 975, 995 (2006) (discussing fiduciary duties under Kansas law and stating that "[g]ood faith is also a baseline condition of the duty of loyalty"). The inclusion of the duty of good faith as a subset of the duty of loyalty by Kansas courts is consistent with the approach taken by Delaware courts. *See Stone v. Ritter*, 911 A.2d 362, 369

Section 17-6102(17) of the KGCC. However, neither the amendment to the DGCL, nor the amendment to the KGCC, modified or permitted modification of the duty of loyalty, or expanded the scope of Section 102(b)(7) of the DGCL or Section 17-6002(b)(8) of the KGCC.

(Del. 2006) (holding that the duty of loyalty also "encompasses cases where a fiduciary fails to act in good faith.").

The duty of loyalty has been found to include a duty of candor or a duty to disclose fully and fairly all material information within the Board's control when it seeks shareholder action. *See, e.g., Stroud v. Grace*, 606 A. 2d 75, 84 (Del. 1992), *Zirn v. VLI Corp*, 621 A.2d 773, 779 (Del. 1993).

The Proposal would, if implemented, mandate that the Company's board of directors include shareholders' director nominees in the Company's proxy materials. Section 6 of the Proposal would further mandate that the Company's board treat any election resulting in a majority of board seats being filled by shareholder-nominated directors as not constituting a change of control. Section 5 of the Proposal arguably would limit the Board's ability to disclose accurately its views of the candidates and members nominated pursuant to the Proposal. In each of the foregoing instances, the Company's board of directors would be precluded from exercising their fiduciary duties of loyalty and good faith. Therefore, including the provisions of the Proposal in the Company's articles of incorporation would effectively eliminate the board's fiduciary duties of loyalty and good faith in the actions mandated by the Proposal in violation of Section 17-6002(b)(1) of the KGCC similar to the *Siegman* Court's analysis with respect to Section 102(b)(7) of the DGCL. The *Siegman* Court noted "at least one scenario" under which the charter provision in question in that case could plausibly eliminate or limit the liability the board's fiduciary duties of loyalty the result of which would violate Section 102(b)(7) of the DGCL. *See* 1989 WL 48746, at *8. The Proposal, if implemented, introduces a multitude of scenarios under which the Company's board of directors would be unable to exercise their fiduciary duties of loyalty and good faith in violation of Section 17-6002(b)(1) of the KGCC, particularly in the context of a change of control situation.

Due to the strong Kansas public policy in support of a director's fiduciary duty of loyalty discussed above, we are of the opinion that a Kansas court would concur with the foregoing authority and find that a directors' duties of loyalty and good faith are mandatory features of Kansas corporation law. Therefore, we are of the opinion that implementing the Proposal through the Company's articles of incorporation would effectively eliminate the board's fiduciary duties of loyalty and good faith in the actions contemplated by the Proposal and, thus, the provisions would be "contrary to the laws" of Kansas and impermissible under Section 17-6002(b)(1) of the KGCC.

In our opinion, due to the reasons discussed above, the provisions for inclusion in the Company's articles of incorporation as contemplated by the Proposal would, if adopted, cause the Company to violate Kansas law.

B. The Proposal Is Not a Proper Subject for Action by the Company Shareholders Under Kansas Law.

Rule 14a-8(i)(1) permits an issuer to exclude a proposal if it "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Proposal asks the Company's board of directors to amend the Company's "bylaws and governing documents" in a manner that violates Kansas law. The Proposal is therefore an improper subject for shareholder action under Kansas law. Moreover, the Proposal is an improper subject matter for shareholder action under Kansas law because: (i) under Kansas law, a corporation's board of directors may not unilaterally amend a corporation's articles of incorporation; and (ii) under Kansas law, a bylaw provision may not go beyond governing procedural aspects of the board's decision-making process and removes certain substantive business decisions from the board's statutorily-granted powers.

Under Kansas law, amendments to a corporation's articles of incorporation must occur in accordance with Section 17-6602(c) of the KGCC. That section requires that amendments first be adopted by the board of directors and declared advisable, and then be submitted to the shareholders for approval. *See* Section 17-6602(c)(1) of the KGCC. Accordingly, under Kansas law, a corporation's board of directors may not unilaterally amend a corporation's articles of incorporation as contemplated by the Proposal. The Staff has previously expressed that a proposal requesting a corporation's board to unilaterally amend the corporation's charter, rather than requesting the board to "take the steps reasonably necessary" to amend the charter, may be excludable in reliance on Rule 14a-8(i)(1), Rule 14a-8(i)(2) or Rule 14a-8(i)(6). *See* Staff Legal Bulletin No. 14D (CF) (Nov. 7, 2008).

As discussed under Section 2.a.ii. above, under Kansas law, a bylaw provision that goes beyond governing procedural aspects of the board's decision-making process and removes certain substantive business decisions from the board's statutorily-granted powers is not a proper subject matter for shareholders.

The Proponent has cast the Proposal in precatory terms, and we recognize that such proposals, *i.e.*, those that only recommend (but do not require) director action, are not necessarily excludable pursuant to Rule 14a-8(l)(1) where the same proposal would be excluded if presented as a binding proposal. SEC Staff Legal Bulletin No. 14 (CF) (2001). However, the Proposal is not a proper subject for shareholder action even though it is cast in precatory terms. Using a precatory format will save a proposal from exclusion on this basis only if the action that the proposal recommends that the directors take is in fact a proper matter for director action. Because the Proposal would, if implemented, cause the Company to violate Kansas law, it is not a proper matter for director action and should be excluded pursuant to Rule 14a-8(i)(1). *See, e.g., Pennzoil Corp.*, (avail. Mar. 22, 1993) (stating that the Staff would not recommend enforcement action against Pennzoil for excluding pursuant to Rule 14a-8(i)(1) a precatory proposal that asked directors to adopt a bylaw that could be amended only by the shareholders because under Delaware law "there is a substantial question as to whether … the directors may adopt a by-law provision that specifies that it may be amended only by shareholders"). As a result, the Proposal is excludable pursuant to Rule 14a-8(i)(1).

3. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because the Proposal Is Impermissibly Vague and Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

In this regard, the Staff has permitted the exclusion of a variety of shareholder proposals, including proposals regarding the process and criteria for the nomination and election of directors, when important aspects of the process or criteria are not clearly addressed. *See Norfolk Southern Corp.* (avail. Feb. 13, 2002) (concurring with the exclusion of a proposal regarding specific director qualifications because "the proposal includes criteria toward that object that are vague and indefinite"); *Dow Jones & Co.* (avail. Mar. 9, 2000) (concurring with the exclusion of a proposal requesting the adoption of a novel process for electing directors as vague and indefinite under Rule 14a-8(i)(3)).

Moreover, the Staff has on numerous occasions concurred that a shareholder proposal was sufficiently misleading so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Bank of America Corp.* (avail. Jun. 18, 2007) (concurring with the exclusion of a proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of 'improved corporate governance'").

The Proposal fails to address important aspects regarding the process and criteria for implementing the provisions of the Proposal and references, and the Proposal includes numerous ambiguities such that provisions of the Proposal are subject to differing interpretations. Thus, as discussed below, critical aspects of the process that the Proposal seeks to establish are not clearly addressed, resulting in the Proposal being subject to differing interpretations and making it impossible to ascertain what the Proposal requires.

- The Proposal Relies on Rule 14a-8(b) as an External Standard Establishing Eligibility for Shareholders to Nominate Directors Under the Proposal But Fails to Describe the Substantive Provisions of the Standard. Section 1 of the Proposal states that the Company must include in its proxy statement, form of proxy and voting instruction forms any nominee submitted by "[a]ny party of shareowners whom one hundred or more satisfy SEC Rule 14a-8(b) eligibility requirements." The Proposal relies upon Rule 14a-8(b) as an external standard in order to implement a key aspect of the Proposal (shareholder eligibility requirements for nominating directors), but the Proposal does not describe the substantive provisions of the standard. Absent an understanding of such substantive provisions, shareholders will be unable to discern the effect of implementing the Proposal that they are being asked to vote upon. The ownership standard under Rule 14a-8(b) is not generally understood by the public. Moreover, the standard is complicated and subject to numerous interpretations by the Commission and the Staff. *See* Exchange Act Release No. 20091 (Aug. 16, 1983) (the "1983 Release"), at n.5 (addressing eligibility of groups); Staff Legal Bulletin No. 14 (Jul. 13, 2001) (interpreting, among other items, how to calculate the market value of a shareholder's securities and what class of security a proponent must own to qualify under Rule 14a-8(b)); Staff Legal Bulletin No. 14F (Oct. 18, 2011) (clarifying which brokers and banks constitute "record" holders under Rule 14a-8(b)(2)(i).

- The Proposal is Vague with Respect to the Number of Shareholders that Must Meet the Eligibility Requirements to Nominate Directors Under the Proposal. Section 1(b) sets forth which shareholders are eligible to nominate directors for inclusion in the Company's proxy materials and provides that "[a]ny party of shareowners whom one hundred or more satisfy SEC Rule 14a-8(b) eligibility requirements." The provision is vague with respect to whether *each* shareholder in a nominating group must individually satisfy the Rule 14a-8(b) eligibility requirements (*i.e.*, the shareholder group would need have held for one year at least $200,000 in market value of the Company's outstanding common stock) or the shareholders in a nominating group must *collectively* satisfy the Rule 14a-8(b) eligibility requirements (*i.e.*, the shareholder group would need to have collectively held for one year at least $2,000 in market value of the Company's outstanding common stock).

  Each of the foregoing interpretations is reasonable. For example, the supporting statement submitted with the Proposal states that the Proposal is intended to be "a standard 'proxy access' proposal," as described by the United States Proxy Exchange (the "USPX") in its explanation of its "Model Shareowner Proposal for Proxy Access" (attached to this letter as Exhibit D and accessible through a link provided in the supporting statement). That document refers to the Section 1(b) eligibility requirements as "a requirement that shareowners form groups to nominate, and that at least 100 members of each group satisfy the Rule 14a-8 eligibility requirement," which suggests that the former interpretation is reasonable. By comparison, in note 5 to the 1983 Release, the Commission stated that a group of co-proponents may aggregate their holdings for purposes of determining eligibility under Rule 14a-8, which suggests that the latter interpretation is reasonable. Given this ambiguity, it is impossible for either the Company or shareholders voting on the Proposal to determine exactly what the Proposal requires.

- The Proposal is Vague with Respect What Actions the Company Must Take to Afford Fair Treatment to Shareholder Director Nominees. Section 5 of the Proposal states that "[a]ll board candidates and members originally nominated under these provisions shall be afforded fair treatment, *equivalent to that of the board's nominees*." (emphasis added). The language of Section 5 is vague and indefinite in that it requires the Company to take certain actions that are not adequately described such that neither the Company nor shareholders can determine the nature and scope of actions required. Moreover, the broad wording of Section 5, specifically the use of the term "equivalent," could have far-reaching implications. For example, the use of the term "equivalent" could be interpreted to preclude the Company from identifying which director candidates were recommended by the Company's Nominating and Corporate Governance Committee. Assuming that a shareholder-nominated director candidate is elected, the use of the term "equivalent" could be interpreted to require the Company's board to appoint each shareholder-nominated candidate to each board committee to which the Company's board appoints each board-nominated candidate without regard to independence requirements associated with such committees.

- The Proposal is Vague with Respect What Actions the Company Must Take In the Event an Election Results in a Majority of the Company's Board Seats Being Filled by Shareholder Director Nominees. Section 6 of the Proposal states that "[a]ny election resulting in a majority of board seats being filled by individuals nominated by the board and/or by parties nominating under these provisions *shall be considered to not be a change in control* by the Company, its board and officers." (emphasis added). Similar to Section 5 of the Proposal, the language of Section 6 is so vague and indefinite that neither the Company nor shareholders can determine the nature and scope of actions required. Also similar to Section 5 of the Proposal, the broad wording of Section 6 could have

> far-reaching implications. By its express terms, Section 6 requires the Company, its board and its officers to assume the position that, upon the occurrence of an election described in Section 6, such an occurrence would not constitute a change in control of the Company, which could result in a breach of certain of the Company's existing contractual obligations as discussed elsewhere in this letter. The broad language of Section 6, however, could extend further and be interpreted as precluding the Company from entering into future contractual obligations containing provisions in conflict with the requirement imposed under Section 6.

For each of the issues addressed above, implementation of the Proposal differs in fundamental ways depending upon how one interprets the vague language in the Proposal.

The Staff has previously concurred with the exclusion of proposals as vague and indefinite when the proposals called for a determination based on a specific standard but where such determination would have to be made without guidance from the proposal, such as the case with the Proposal's failure to describe the substantive provisions of Rule 14a-8(b) as discussed above. For example, in *AT&T Inc.* (avail. Feb. 16, 2010), the Staff permitted the exclusion of a proposal that sought a report disclosing, among other items, "[p]ayments...used for grassroots lobbying communications as defined in 26 CFR § 56.4911-2. The Staff concurred with the company's argument that the term "grassroots lobbying communications" was a material element of the proposal and that the reference to the Code of Federal Regulations did not clarify its meaning. *See JP Morgan Chase & Co.* (avail. Mar. 5, 2010) (concurring with the exclusion of a similar proposal); *see also Exxon Mobil Corp.* (avail. Mar. 21, 2011) (concurring with the exclusion of a proposal requesting a report using, but failing to sufficiently explain, "guidelines from the Global Reporting Initiative"); *Boeing Co.* (avail. Feb. 5, 2010) (concurring with the exclusion of a proposal requesting the establishment of a board committee that "will follow the Universal Declaration of Human Rights," where the proposal failed to adequately describe the substantive provisions of the standard to be applied); *Johnson & Johnson* (avail. Feb. 7, 2003) (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal requesting the adoption of the "Glass Ceiling Commission's" business recommendations without describing the recommendations); *Occidental Petroleum Corp.* (avail. Mar. 8, 2002) (concurring with the exclusion of a proposal requesting the implementation of a policy "consistent with" the "Voluntary Principles on Security and Human Rights"); *Kohl's Corp.* (avail. Mar. 13, 2001) (concurring with the exclusion of a proposal requesting implementation of the "SA8000 Social Accountability Standards" from the Council of Economic Priorities).

Similarly, in *Boeing Co.* (avail. Feb. 10, 2004), the Staff permitted the exclusion of a proposal that requested a bylaw requiring the chairman of the company's board of directors to be an independent director, "according to the 2003 Council of Institutional Investors definition." The company argued that the proposal referenced a standard for independence but failed to adequately describe or define that standard such that shareholders would be unable to make an informed decision on the merits of the proposal. The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(3) as vague and indefinite because it "fail[ed] to disclose to shareholders the definition of 'independent director' that it [sought] to have included in the bylaws." *See also PG&E Corp.* (avail. Mar. 7, 2008); *Schering-Plough Corp.* (avail. Mar. 7, 2008); *JP Morgan Chase & Co.* (avail. Mar. 5, 2008) (all concurring in the exclusion of proposals that requested that the company require the board of directors to appoint an independent lead director as defined by the standard of independence "set by the Council of Institutional Investors," without providing an explanation of what that particular standard entailed).

Furthermore, the Staff, in numerous no-action letters, has permitted the exclusion of shareholder proposals that involve vague and indefinite determinations that neither the shareholders voting on the proposal nor the company would be able to determine with certainty what measures the company would take if the proposal was approved, such as the case with Sections 1(b), 5 and 6 of the Proposal as discussed above. *See Bank of America Corp.* (avail. Feb. 22, 2010) (excluding a proposal regarding the creation of a "board committee on US Economic Security"); *Bank of America Corp.* (avail. Feb. 25, 2008) (excluding a proposal regarding a moratorium on certain financing and investment activities); *Wendy's Int'l, Inc.* (avail. Feb. 24, 2006) (excluding a proposal requesting a report on the progress made toward "accelerating development of [controlled-atmosphere killing, or] [sic] CAK"); *The Ryland Group, Inc.* (avail. Jan. 19, 2005) (excluding a proposal seeking a report based on the Global Reporting Initiative's sustainability guidelines); *Peoples Energy Corp.* (avail. Nov. 23, 2004) (excluding a proposal to amend the governance documents to prohibit indemnification for acts of "reckless neglect"); and *Puget Energy, Inc.* (avail. Mar. 7, 2002) (excluding a proposal requesting the implementation of a "policy of improved corporate governance"). All of these previous proposals were so inherently vague and indefinite that neither the shareholders voting on the proposal nor the subject company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal required. In addition, these proposals were misleading because any action ultimately taken by the subject company upon implementation of the proposal could be significantly different from the actions envisioned by shareholders voting on the proposal. *See Philadelphia Electric Co.* (avail. July 30, 1992) and *NYNEX Corp.* (avail. Jan. 12, 1990).

In addition, the Staff frequently has concurred that where a proposal that mandates specific action "may be subject to differing interpretations," the proposal may be entirely excluded as vague and indefinite because "neither the shareholders voting on the proposal, nor the Company, would be able to determine with any reasonable certainty what measures the Company would take in the event the proposal was approved," such as the case with Sections 5 and 6 of the Proposal as discussed above .

Hershey Foods Corp. (avail. Dec. 27, 1988). In *Int'l Business Machines Corp.* (avail. Jan. 10, 2003), the Staff concurred with the exclusion of a proposal regarding nominees for the company's board of directors where it was unclear how to determine whether the nominee was a "new member" of the board. In *Bank Mutual Corp.* (avail. Jan. 11, 2005), the proposal provided that "a mandatory retirement age be established for all directors upon attaining the age of 72 years." Recognizing that the proposal could be interpreted either as requiring all directors to retire at the age of 72 or as requiring that a retirement age be chosen for each director on his or her 72nd birthday, the Staff concurred with the exclusion of the proposal as vague and indefinite. *See also Prudential Financial Inc.* (avail. Feb. 16, 2007) (concurring with the exclusion of a proposal, which was susceptible to a different interpretation if read literally than if read in conjunction with the supporting statement, as vague and indefinite). As discussed above, provisions of the Proposal are subject to multiple interpretations that could result in the action taken by the Company differing significantly from the actions envisioned by the shareowners voting on the Proposal.

Consistent with the Staff precedent, the Company's shareowners cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B. *See also Boeing Corp.* (avail. Feb. 10, 2004); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company argued that its shareowners "would not know with any certainty what they are voting either for or against"). Here, the Proposal sets forth a process by which shareholders may include director nominees in the Company's proxy materials, but which is ambiguous and subject to multiple reasonable interpretations. Moreover, neither the Company's shareowners nor its board of directors would be able to determine with any certainty what actions the Company would be required to take in order to comply with the Proposal. A shareowner who might support the Proposal under one of the possible interpretations addressed above might have an entirely different view of the Proposal under one of the alternative interpretations above. Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

4. The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal.

Rule 14a-8(i)(6) provides that a proposal may be excluded if "the company would lack the power or authority to implement the proposal." It is beyond the power of the Company to implement the Proposal for the following reasons, each of which is discussed in greater detail in other sections of this letter. First, implementation of the Proposal would cause the Company to violate Kansas law. Second, implementation of the Proposal would cause the Company to violate existing contractual obligations. Third, implementation of the Proposal requires the intervention of third parties over whom the Company has no control. Fourth, the Proposal is so vague and misleading that the Company would lack the practical authority to implement the Proposal.

As discussed above, the Proposal cannot be implemented without violating Kansas law, either by requiring provisions in the articles of incorporation and/or the bylaws of the Company. The Staff has, on several occasion, granted relief under Rule 14a-8(i)(6) where the company lacks the power to implement a proposal because the proposal seeks action contrary to state law. *See Raytheon Co.* (avail. Mar. 28, 2008) (proposal regarding shareholder action by written consent violates state law and thus the company lacks the power to implement); *Northrop Grumman Corp.* (avail. Mar. 10, 2008) (amendment of company's governing documents to eliminate restrictions on shareholders' right to call a special meeting violates state law and the company thus lacks the power to implement); and *The Boeing Co.* (avail. Feb. 19, 2008) (proposal seeking unilateral board action eliminating restrictions on shareholder actions by written consent violates Delaware law and the company thus lacks the power to implement). Accordingly, for substantially the same reasons that the Proposal may be excluded under Rule 14a-8(i)(2), the Company lacks the power and authority to implement the Proposal.

The Staff has agreed with companies that proposals that would result a breach of existing agreements are beyond the power of the company to implement, and thus excludable under Rule 14a-8(i)(6). *See Citigroup, Inc.* (avail. Feb. 18, 2009); *NVR Inc.* (avail. Feb. 17, 2009); and *Bank of America Corp.* (avail. Feb. 26, 2008) (each concurring with the exclusion of a proposal under both Rule 14a-8(i)(2) and Rule 14a-8(i)(6)). In SLB 14B, the Staff stated that "[p]roposals that would result in the company breaching existing contractual obligations may be excludable under Rule 14a-8(i)(2), Rule 14a-8(i)(6), or both, because implementing the proposal would require the company to violate applicable law or would not be within the power or authority of the company to implement." This exclusion is appropriate in the case of the Proposal because, as described above, the Proposal could compel the Company to breach certain of its contractual obligations, in clear violation of the terms of those agreements.

The Company also lacks the power to implement the Proposal because it cannot ensure that its directors and officers, acting in their individual capacities, will voluntarily comply with the requirements of Section 6 of the Proposal, which requires that the Company's directors and officers not "consider" an election resulting in a majority of board seats being filled by directors nominated by shareholders to be a "change of control." In the USPX's explanation of its "Model Shareowner Proposal For Proxy Access," the USPX states that the language in Section 6 is intended to preclude actions by directors and officers in their individual capacities (noting that the language in Section 6 is intended to apply to not only the company, but also to "individual board members and officers," to prevent situations where such directors or officers might sue based upon "golden parachute" arrangements triggered by a change in control as contemplated by the Proposal). Accordingly, the only way the Proposal can be implemented is if the Company's directors and officers voluntarily agree to comply with the terms of the Proposal. The Company cannot compel directors and officers to comply with the terms of the Proposal in their individual capacities. Because the Proposal requires the intervention of third parties over whom the Company has no control, its directors and officers in their individual capacities, we believe it may be excluded under Rule 14a-8(i)(6). In 1998, the Commission noted that while exclusion would not normally be justified if the proposal merely requires a company to ask for cooperation from a third party, *see Northeast Util. Sys.* (avail. Nov. 7, 1996) (proposal that the company ask a third party to coordinate annual meetings held by public companies), exclusion "may be justified where implementing the proposal would require intervening action by independent third parties." *See* Release No. 34-40018 (May 21, 1998), at n.20.

In addition, the Proposal is properly excludable pursuant to Rule 14a-8(i)(6) because, as described above, provisions of the Proposal are so vague and ambiguous that the Company "would lack the power or authority to implement" them. A company "lack[s] the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *Int'l Business Machines Corp.* (avail. Jan. 14, 1992); *see Dyer v. SEC,* 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the Board of Directors or the shareholders at large to comprehend precisely what the proposal would entail."). Because the Proposal is so vague and indefinite in its application and outcome, the Company would be unable to determine what action should be taken to implement it.

Based on the foregoing, the Company lacks both the legal and practical authority to implement the Proposal, and, thus, the Proposal may be excluded under Rule 14a-8(i)(6).

5. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because the Proposal Deals with a Matter Relating to the Company's Ordinary Business.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to its "ordinary business operations." According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. The Commission added, "[e]xamples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

As discussed above, the Proposal seeks to amend the Company's "bylaws and governing documents" to prevent the Company from agreeing that a "change in control" includes an election of directors that results in a majority of the Company's board consisting of directors nominated by shareholders and elected through the Proposal's proxy access mechanism. This broad prohibition would restrict the Company's ability to agree to routine change in control definitions in a wide variety of ordinary business dealings, including in the terms of financing agreements, customer and supplier contracts, joint ventures, equity incentive plans and various other compensatory arrangements that are applicable to employees generally. Thus, the Proposal implicates matters that are so fundamental to management's ability to run the Company on a day-to-day basis that they cannot effectively be subject to shareholder oversight.

For example, based on arm's length negotiations with third parties, the Company's current bank credit agreement contains provisions governing a change in control of the Company that is based, in part, on the composition of the Company's board of directors following a director election.[4] Under the credit agreement, a change in control may result in repayment obligations and termination of lending commitments under the agreement. While it is unclear whether implementation of the Proposal would affect these existing provisions, the Proposal clearly would prevent the Company from agreeing to such terms for future financing arrangements, which would restrict the Company's ability to negotiate optimal financing terms since change in control provisions in financing arrangements often are defined to cover a change in the

[4] Section 1.01 of the credit agreement defines a "Change in Control," in part, as occurring when: "[A]ny Person or two or more Persons (other than members of the board of directors of the Borrowers) acting in concert shall succeed in having a sufficient number of its nominees elected to the board of directors of the Borrower such that such nominees, when added to any existing director remaining on the board of directors of the borrower after such election who is a related person of such Person, shall constitute a majority of the board of directors of the Borrower." Although the provision uses the phrase "acting in concert," such phrase is not defined in the agreement. Accordingly, there are no assurances that the limitations contained in the Proposal purportedly restricting shareholder groups from acting together with other shareholder groups to circumvent the limitations relating to the number of permissible director nominees would prevent actions violating the provision.

composition of a company's board of directors. The Staff has long concurred that shareholder proposals addressing a company's financing arrangements, including the terms upon which it obtains financing, implicate the company's ordinary business operations, and therefore may be excluded under Rule 14a-8(i)(7). For example, in *Vishay Intertechnology, Inc.* (avail. Mar. 28, 2008), the Staff concurred that the company could exclude under Rule 14a-8(i)(7) a shareholder proposal requesting the company pay off an existing convertible note. *See also Pfizer Inc.* (avail. Feb. 5, 2003) and *PepsiCo, Inc.* (Recon.) (avail. Mar. 13, 2003) (each concurring that the companies could exclude under Rule 14a-8(i)(7) shareholder proposals requesting a report on "each tax break that provides the company more than $5 million of tax savings," as involving "disclosure of the sources of financing"); *WorldCom, Inc.* (avail. Apr. 4, 2002) (concurring in the exclusion of a proposal under Rule 14a-8(i)(7) that requested the disclosure of ordinary business matters, including terms of new loans); *Irvine Sensors Corp.* (avail. Jan. 2, 2001) (concurring in the exclusion of a proposal under Rule 14a-8(i)(7) that related to the terms upon which capital is raised).

Similarly, certain of the Company's shareholder-approved equity incentive plans define a "change in control" to include changes in the composition of the Company's board of directors directly in conflict with the type of change that the Proposal seeks to prevent from constituting a change in control.[5] Under the plans, a change in control generally results in acceleration of equity awards issued under the plans. Thus, Section 6 of the Proposal would prevent the Company from granting equity awards under these plans, even though in the ordinary course of the Company's administration of employee compensation matters it typically has granted equity awards under the plans to employees who are neither officers nor directors.

More generally, not only would the Proposal affect the terms of the Company's financing compensatory arrangements, but it would also affect the terms that many of the Company's future contracts or agreements could contain when addressing change in control provisions. The Staff has consistently concurred in the exclusion of proposals relating to the terms of programs, plans, policies, contracts or other agreements. *See Concurrent Computer Corp.* (avail. July 13, 2011) (concurring in the exclusion of a proposal under Rule 14a-8(i)(7) that related to the implementation and particular terms of a share repurchase program); *The Southern Co.* (avail. Jan. 19, 2011) (concurring in the exclusion of a proposal under Rule 14a-8(i)(7) that related to the terms of the

[5] Section 2(h) of the Company's 2007 Omnibus Incentive Plan defines a "Change in Control," in part, as occurring when "during any consecutive 18-month period, more than thirty percent (30%) of the Board ceases to be comprised of Incumbent Directors."
Section 12(b)(ii) of the Company's Stock Plan defines a "Change in Control," in part, as occurring when "a change in the composition of the Board that causes less than a majority of the directors of the Company to be directors that meet" certain descriptions described in the plan, which generally includes incumbent directors or directors whose nominations or elections were approved by incumbent directors, but excludes directors whose initial assumption of office occurred as a result of proxy contests or certain significant transactions involving the Company.

company's employee benefits plan); *Willis Group Holdings Public Limited Co.* (avail. Jan. 18, 2011) (concurring in the exclusion of a proposal under Rule 14a-8(i)(7) that related to the terms of the company's ethics policy); *BellSouth Corp.* (avail. Jan. 25, 1999) (concurring in the exclusion of a proposal under Rule 14a-8(i)(7) that related to the Company's product terms and prices); *Dairy Mart Convenience Stores, Inc.* (avail. Feb. 12, 1992) (concurring in the exclusion of a proposal related to the company's contractual performance as ordinary business).

Although the Staff has concurred that change in control arrangements can implicate significant policy issues in the context of executive compensation, it has never taken the position that any event implicating the definition of a change in control raises significant policy considerations, and in fact has concurred with the exclusion of change in control proposals outside of the context of executive compensation. *See Cascade Financial Corp.* (avail. Mar. 4, 2010) (proposal restricting certain "golden parachute" plans, severance agreements or separation payments not excludable under Rule 14a-8(i)(7) if revised to address compensation of senior executive officers only and not to relate to general compensation policy); *cf. Niagara Mohawk Holdings, Inc.* (avail. Jan. 3, 2001) (although proposals on construction of nuclear power plants raise significant policy issues, Staff concurred that a proposal asking that a company "operate [a nuclear facility] with reinsertion of previously discharged fuel to achieve fuel cost and storage savings and minimize nuclear waste" implicated ordinary business issues). Thus, even if the application of Section 6 would in some instances implicate significant policy considerations (such as the terms of equity awards granted to executive officers), it nevertheless is excludable under Rule 14a-8(i)(7) because it applies to the Company in many other contexts that do not implicate significant policy considerations. *See Union Pacific Corp.* (avail. Feb. 25, 2008) (concurring with the exclusion in its entirety under Rule 14a-8(i)(7) of a proposal requesting information on the company's efforts to safeguard the security of its operations arising from terrorist attacks or "other homeland security incidents" because the provision addressing "homeland security incidents" encompassed ordinary business matters such as weather-related events).

As with the foregoing precedent, the Proposal would affect the terms upon which the Company obtains financing and many other contracts entered into in the ordinary course of business, and therefore is excludable under Rule 14a-8(i)(7) as implicating the Company's ordinary business operations.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of the Company's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (816) 691-3186.

Sincerely,

Craig L. Evans

Enclosures

cc: John Chevedden
Timothy O'Grady, Vice President – Securities & Governance, Sprint Nextel Corporation

EXHIBIT A

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. James H. Hance
Chairman of the Board
Sprint Nextel Corporation (S)
6200 Sprint Pkwy
Overland Park KS 66251
Phone: 800 829-0965

Dear Mr. Hance,

In support of the long-term performance of our company I submit my attached Rule 14a-8 proposal. This proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. The submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16*** at:

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email ~~to~~ FISMA & OMB Memorandum M-07-16***

Sincerely,

Kenneth Steiner

11-2-2011
Date

cc: Charles Wunsch
Corporate Secretary
Scott W. Andreasen <Scott.Andreasen@sprint.com>
Senior Counsel & Assistant Secretary
ph: (913) 794-1488
fax: (913) 523-0573
Stefan K. Schnopp <Stefan.Schnopp@sprint.com>
FX: 913.523.9659
Timothy O'Grady <timothy.ogrady@sprint.com>

[S: Rule 14a-8 Proposal, November 28, 2011]

3* – Proxy Access

Whereas, Most long-term shareowners have no reasonable means to make board nominations, this is a standard "proxy access" proposal, as described in http://proxyexchange.org/standard_003.pdf. GMI rated our Company "C" due to executive pay concerns. Base pay for our CEO exceeded the tax deductibility limit. Incentive pay for executives depended too much on short-term growth. Options given our CEO and CFO can reward a rising market, rather than performance. A potential payment of $15 million to our CEO "is not aligned with shareholder interests." Our stock price declined 40% in the year ending 11/23/2011.

Resolved, Shareowners ask our board, to the fullest extent permitted by law, to amend our bylaws and governing documents to allow shareowners to make board nominations as follows:

1. The Company proxy statement, form of proxy, and voting instruction forms, shall include nominees of:
    a. Any party of one or more shareowners that has held continuously, for two years, one percent of the Company's securities eligible to vote for the election of directors, and/or
    b. Any party of shareowners of whom one hundred or more satisfy SEC Rule 14a-8(b) eligibility requirements.

2. Any such party may make one nomination or, if greater, a number of nominations equal to twelve percent of the current number of board members, rounding down.

3. For any board election, no shareowner may be a member of more than one such nominating party. Board members, named executives under Regulation S-K, and Rule 13d filers seeking a change in control, may not be a member of any such party.

4. All members of any party satisfying item 1(a), and at least one hundred members of any party satisfying item 1(b) who meet Rule 14a-8(b) eligibility requirements, must affirm in writing that they are not aware, and have no reason to suspect, that any member of their party has an explicit or implicit, direct or indirect, agreement or understanding either to nominate or regarding the nature of any nomination, with anyone not a member of their party.

5. All board candidates and members originally nominated under these provisions shall be afforded fair treatment, equivalent to that of the board's nominees. Nominees may include in the proxy statement a 500 word supporting statement. All board candidates shall be presented together, alphabetically by last name.

6. Any election resulting in a majority of board seats being filled by individuals nominated by the board and/or by parties nominating under these provisions shall be considered to not be a change in control by the Company, its board and officers.

7. Each proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and nominees under federal law, state law and company bylaws.

Also we gave 78%-support in 2011 for simple majority voting and our management had not moved for adoption. Encourage our board to implement this proposal: Adopt Proxy Access; Vote – Yes on 3*.

Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

*Number to be assigned by the company.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including the following (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005). (Does this refer to a no-action letter?)

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16***

EXHIBIT B

Sprint Nextel
Legal Department
6200 Sprint Parkway, KSOPHF0302-3B229
Overland Park, Kansas 66251
Office: (913) 794-1427 Fax: (913) 523-9659
Email: Stefan.Schnopp@Sprint.com

Stefan K. Schnopp
Senior Counsel
Securities, Finance & Governance

Sprint

December 2, 2011

VIA U.S. AND ELECTRONIC MAIL

Mr. Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Re: Stockholder Proposal, dated November 28, 2011

Mr. Steiner:

On November 28, we received your notice of the intent to submit a stockholder proposal for inclusion in Sprint Nextel Corporation's ("Sprint Nextel") proxy materials for its 2012 annual meeting of stockholders.

As you may be aware, Rule 14a-8(b) of the Securities Exchange Act of 1934 requires you to demonstrate to Sprint Nextel at the time you submitted your proposal that you are eligible to submit a shareholder proposal under Rule 14a-8(b). We were unable to verify your holdings under Rule 14a-8(b)(1) because you failed to provide proof that you have owned at least $2000 dollars in market value of Sprint Nextel securities for at least one year from the date of we received your proposal. Moreover, we have not received a written statement from the record holder with respect to ownership of the shares.

Accordingly, we hereby notify you that you have not met the procedural and eligibility requirements of Rule 14a-8 for the submission of his proposal. We respectfully request that you furnish us with proof of the above mentioned eligibility requirement consistent with Rule 14a-8(b) within 14 calendar days after the date you receive this letter.

Thank you for your attention to this matter.

Very truly yours,

Stefan K. Schnopp

Evans, Craig L.

From:	Reynolds, Aisha [GOV] [Aisha.Reynolds@sprint.com]
Sent:	Wednesday, January 04, 2012 3:38 PM
To:	Evans, Craig L.; Lynn, T. J.
Subject:	FW: Deficiency Letter
Attachments:	SH Proposal Steiner Deficiency Letter .pdf

From: Reynolds, Aisha [GOV]
Sent: Friday, December 02, 2011 11:48 AM
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Schnopp, Stefan K [GOV] (Stefan.Schnopp@sprint.com); O'Grady, Tim P [GOV] (Timothy.Ogrady@sprint.com)
Subject: Deficiency Letter

Please see the attached and acknowledge receipt promptly by email to aisha.reynolds@sprint.com.

Thank you,

Aisha Reynolds
Counsel | Securities & Finance | Sprint Nextel
6200 Sprint Parkway | Overland Park, KS 66251
MS: KSOPHF0302-3B465
Phone: 913.315.1620 | Fax: 913.523.8628
aisha.reynolds@sprint.com

Page 35 redacted for the following reason:
- -
FISMA & OMB Memorandum M-07-16

EXHIBIT C

TD Ameritrade

December 5, 2011

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Post-it® Fax Note	7671	Date 12-5-11	# of pages ▶
To Charles Wansch		From John Chevedden	
Co./Dept.		Co.	
Phone #		Phone ***FISMA & OMB Memorandum M-07-16***	
Fax # 913-523-0573		Fax #	

Re: TD Ameritrade account ending in ***FISMA & OMB Memorandum M-07-16*** 913-523-9659

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 4,000 shares of the security Bristol-Myers Squibb (BMY), 1,240 shares of Pfizer Inc. (PFE), 1,417 shares of Ferro Corporation (FOE), and 12,400 shares of Sprint Nextel Corporation (S) in the TD Ameritrade Clearing Inc., DTC # 0188, account ending in ***FISMA & OMB Memorandum M-07-16*** since November 03, 2010.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Nathan Stark

Nathan Stark
Research Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.